Exhibit 10.1

EXECUTION DRAFT

AGREEMENT AND PLAN OF MERGER

BY AND AMONG QUALITY SYSTEMS, INC.

NEXTGEN HEALTHCARE INFORMATION SYSTEMS, INC.

RUTH MERGER SUB, INC.

AND

PRACTICE MANAGEMENT PARTNERS, INC. PERRY SNYDER

AND DONALD GOOD

October 15, 2008

i

2.21	Employee Benefits	28
2.22	Environmental Matters	32
2.23	Legal Compliance	32
2.24	Customers and Suppliers	33
2.25	Permits	33
2.26	Certain Business Relationships With Affiliates	33
2.27	Brokers’ Fees	33
2.28	Books and Records	34
2.29	Compliance with Healthcare Laws and Regulations	34
2.30	Disclosure	35

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PARENT		35
3.1	Organization and Corporate Power	35
3.2	Authorization of Transaction	35
3.3	Noncontravention	36
3.4	Litigation	36
3.5	Disclosure	36
3.6	Valid Issuance of Shares	36
3.7	SEC Filings	36
3.8	Material Adverse Change	37

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB REGARDING MERGER SUB		37
4.1	Organization and Corporate Power	37
4.2	Authorization of Transaction	38
4.3	Noncontravention	38
4.4	Litigation	38
4.5	Disclosure	38

ARTICLE V PRE-CLOSING AND POST-CLOSING COVENANTS		39
5.1	Closing Efforts	39
5.2	Governmental and Third-Party Notices and Consents	39
5.3	Operation of Business	39
5.4	Access to Information	41
5.5	Notice of Breaches	41
5.6	Exclusivity	41
5.7	Expenses	42
5.8	Proprietary Information	42
5.9	Stockholder Approval	42
5.10	Confidentiality	43
5.11	Employee Benefit Plans	43

ARTICLE VI CONDITIONS TO CONSUMMATION OF MERGER		45
6.1	Conditions to Obligations of the Parent and Merger Sub	45
6.2	Conditions to Obligations of the Company	46

ARTICLE VII INDEMNIFICATION		48
7.1	Indemnification by the Constituents	48
7.2	Indemnification by the Parent	49
7.3	Indemnification Claims	50
7.4	Survival of Representations and Warranties	52
7.5	Treatment of Indemnity Payments	53
7.6	Limitations	53

ARTICLE VIII TAX MATTERS		55
8.1	Tax Indemnification	55
8.2	Preparation and Filing of Tax Returns; Payment of Taxes	55
8.3	Audits, Assessments, Etc.	56
8.4	Termination of Tax Sharing Agreements	56
8.5	Indemnification Claims	56
8.6	Dispute Resolution	57
8.7	Limitations	57

ARTICLE IX TERMINATION		57
9.1	Termination of Agreement	57
9.2	Effect of Termination	58

ARTICLE X DEFINITIONS		58

ARTICLE XI MISCELLANEOUS		72
11.1	Press Releases and Announcements	72
11.2	No Third Party Beneficiaries	72
11.3	Entire Agreement	72
11.4	Succession and Assignment	72
11.5	Counterparts and Facsimile Signature	72
11.6	Headings	72
11.7	Notices	72
11.8	Governing Law; Consent to Jurisdiction and Venue	73
11.9	Amendments and Waivers	74
11.10	Severability	74
11.11	Construction	74
11.12	Attorneys’ Fees	75

Disclosure Schedule

Exhibit A	–	Stockholder Transmittal Letter
Exhibit B	–	Option Termination Agreements
Exhibit C	–	Adjusted Forecast and Calculation of Final Revised Cumulative Price
Exhibit D	–	Calculations of Assumed Distributions to Constituents
Exhibit E	–	Accounting Policies
Exhibit F	–	Escrow Agreement
Exhibit G	–	Form of Legal Opinion of the Company’s Counsel
Exhibit H	–	Confidential Investor Questionnaire
Exhibit I	–	Executed Confidentiality Agreement dated September 3, 2008

Exhibit J	–	Form A of Parent Option Agreement
Exhibit K	–	Form B of Parent Option Agreement
Exhibit L	–	Form of Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER

          This Agreement and Plan of Merger (this “Agreement”) is entered into as of October 15, 2008 by and among (i) QUALITY SYSTEMS, INC., a California corporation (the “Parent”), (ii) NEXTGEN HEALTHCARE INFORMATION SYSTEMS, INC., a California corporation and a wholly-owned subsidiary of the Parent (“NextGen”) (iii) RUTH MERGER SUB, INC., a Maryland corporation and a wholly-owned subsidiary of NextGen (the “Merger Sub”), (iv) PRACTICE MANAGEMENT PARTNERS, INC., a Maryland corporation (the “Company”), and (v) PERRY SNYDER and DONALD GOOD (each an “Indemnifying Stockholder” and collectively, the “Indemnifying Stockholders”).

          This Agreement contemplates a merger of the Merger Sub with and into the Company. In such merger, the Constituents will receive cash and shares of Parent’s common stock in exchange for their capital stock or options to purchase capital stock of the Company. Unless otherwise defined herein or the context clearly requires otherwise, capitalized terms used herein shall have the respective meanings set forth in Article X hereof.

          Now, therefore, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I
THE MERGER

          1.1     The Merger. Upon and subject to the terms and conditions of this Agreement, the Merger Sub shall merge with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 3-114 of the Maryland General Corporation Law (the “MGCL”).

          1.2     The Closing. The Closing shall take place at the offices of Whiteford, Taylor & Preston L.L.P. in Baltimore, Maryland, or at such other place as the Parties may mutually agree in writing, commencing at 10:00 a.m. local time on the second Business Day following the date on which the last of the conditions set forth in Article VI have been satisfied or waived (other than conditions that may only be satisfied on the Closing date, but subject to satisfaction of such conditions) or on such other date as the Parent and the Company may mutually agree in writing (the “Closing Date”).

          1.3     Actions at the Closing.

                    (a)     At the Closing:

                             (i)      the Company shall deliver to the Parent the various certificates, instruments and documents referred to in Section 6.1 of this Agreement;

                             (ii)     the Parent and/or Merger Sub shall deliver to the Company the various certificates, instruments and documents referred to in Section 6.2 of this Agreement;

                            (iii)     the Surviving Corporation and the Merger Sub shall file with the Maryland State Department of Assessments and Taxation the Maryland Articles of Merger; and

                            (iv)     the Parent, the Stockholder Representatives and the Escrow Agent shall execute and deliver the Escrow Agreement.

                  (b)     Upon confirmation from the Maryland State Department of Assessments and Taxation that the Maryland Articles of Merger have been filed and accepted:

                            (i)       each Company Stockholder, other than holders of Dissenting Shares, shall deliver to the Parent for cancellation the certificate(s) representing their Company Shares together with an appropriate letter of transmittal (each, a “Stockholder Transmittal Letter”) substantially in the form attached hereto as Exhibit A;

                            (ii)      each holder of Options shall deliver to the Parent for cancellation the agreements and/or instruments evidencing his/her Options, together with an acknowledgment of termination thereof, substantially in the form attached hereto as Exhibit B (collectively the “Option Termination Agreements”);

                            (iii)     the Parent shall pay by wire transfer the cash portion of the Closing Amount to each Constituent into which such Constituent’s Company Shares or Options, as the case may be, are converted or exchanged pursuant to Section 1.5(a);

                            (iv)     the Parent shall submit to its transfer agent an order for the issuance of the Parent Shares portion of the Closing Amount to each Constituent into which such Constituent’s Company Shares or Options, as the case may be, are converted or exchanged pursuant to Section 1.5(a);

                            (v)      the Parent shall deposit the Escrow Amount with the Escrow Agent in accordance with Section 1.9; and

                            (vi)     the Parent shall pay in full the Company debt listed in Section 1.3(b)(vi) of the Disclosure Schedule pursuant to the payoff letters (or other similar authorizations or demands) from such lenders.

          1.4     Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of the Company or the Merger Sub, in order to consummate the series of transactions contemplated by this Agreement.

          1.5     Conversion of Shares and Options. At the Effective Time, by virtue of the Merger and the Option Termination Agreements without any further action on the part of any Party or the holder of any of the Company Shares or the holder of any Option:

                    (a)     Each Company Share (other than Dissenting Shares) and Option shall be converted, in accordance with the formula set forth in Exhibit C attached hereto, into the right to receive a portion (which may, in the case of some Options, be zero) of the Aggregate Transaction Consideration which shall be payable at any time in which a portion of the Aggregate

Transaction Consideration is distributed to the Constituents in accordance with the provisions of this Agreement or the Escrow Agreement (each a “Payment Date”) as follows:

                              (i)     to each Company Stockholder for each Company Share held by him, her or it as of the Effective Time (other than Dissenting Shares), an amount of cash or Parent Shares, as the case may be, equal to the Final Revised Cumulative Price minus any amounts previously paid to such Company Stockholder for such Company Share pursuant to this Section 1.5(a); provided, however, that for purposes of this Section 1.5(a)(i), Parent Shares shall be valued using the Share Valuation Method; and

                              (ii)     to each holder of an In-the-Money-Option, for each In-the-Money-Option held by such holder, an amount of cash or Parent Shares, as the case may be, equal to the product of (a) the Final Revised Cumulative Price, and (b) the number of Company Shares issuable upon exercise of the In-the-Money-Option held by such holder, minus (y) the aggregate exercise price for such In-the-Money Options, minus (z) any amounts previously paid for such In-the-Money-Options pursuant to this Section 1.5(a) (ignoring any reductions required for tax withholding); provided, however, that for purposes of this Section 1.5(a)(ii), Parent Shares shall be valued using the Share Valuation Method;

                    (b)     Whenever cash payments are due by the Parent under this Agreement, Parent shall pay, or such funds shall be released from the Escrow Account and transferred, by wire transfer of immediately available funds to the Constituents, the amount determined in accordance with the preceding provisions of Section 1.5(a).

                    (c)     Each share of common stock, $0.01 par value per share of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.01 par value per share, of the Surviving Corporation.

                    (d)     No certificates or scrip representing fractional shares of Parent Shares shall be issued as part of any amount of the Aggregate Transaction Consideration that a Constituent has a right to receive. Notwithstanding any other provision of this Agreement, in the event a Constituent would otherwise have been entitled to receive a fraction of a share of Parent Shares such fraction shall be rounded up or down to the nearest whole share.

                    (e)     For illustrative purposes only, a spreadsheet prepared by Indemnifying Stockholders showing the calculations for the assumed distributions to each Constituent is set forth on Exhibit D attached hereto.

          1.6     Closing Amount Adjustments.

                    (a)     Estimated Net Debt Adjustment.

                             (i)     The cash portion of the Closing Amount will be adjusted by the amount, if any, by which the Net Debt as of the Closing is lesser or greater than One Million Eight Hundred Thirty-Four Thousand Four Hundred Nineteen Dollars ($1,834,419) (the “Target Net Debt”).

                            (ii)    Two Business Days before the Closing Date, the Stockholder Representatives will deliver to Parent a certificate setting forth, as of the date thereof, an estimate of the amount of Cash and Debt expected as of the Closing Date (on a pro forma basis giving effect to the transactions contemplated by this Agreement). The amount of Debt will be itemized by creditor, with supporting detail, and the amount of Cash will specify cash on hand and each cash equivalent, with supporting detail. If the amount of estimated Net Debt as of the Closing Date (the “Estimated Net Debt”) is less than the Target Net Debt, the cash portion of the Closing Amount will be increased by an amount equal to such shortfall, and if the Estimated Net Debt is greater than the Target Net Debt, the cash portion of the Closing Amount will be reduced by an amount equal to such excess (the amount of such increase or decrease shall be referred to as the “Estimated Net Debt Adjustment”).

                  (b)     Estimated Working Capital Adjustment

                            (i)     The cash portion of the Closing Amount will be adjusted by the amount by which Closing Date Working Capital is greater or less than One Million Three Hundred Seventy-Five Thousand Four Hundred Fifty-Four ($1,375,454) (the “Target Working Capital”).

                            (ii)    Two Business Days before the Closing Date, the Stockholder Representatives will deliver to Parent a certificate setting forth, as of the date thereof, an estimate of the Closing Date Working Capital (the “Estimated Working Capital”), with supporting detail. If the Closing Date Working Capital set forth in such certificate is greater than the Target Working Capital, the cash portion of the Closing Amount will be increased by such excess and if the Closing Date Working Capital set forth in such certificate is less than the Target Working Capital, the cash portion of the Closing Amount will be decreased by such shortfall (the amount of such increase or decrease shall be referred to as the “Estimated Working Capital Adjustment”).

                  (c)     Closing Amount Adjustment. Within five (5) Business Days after the final determination of the Final Balance Sheet pursuant to Section 1.6(d) of this Agreement, the cash portion of the Closing Amount will be adjusted (the amount of any such adjustment, the “Closing Amount Adjustment”) and the Parent or the Constituents, as the case may be, will make whatever payments to each other as are necessary, if any, such that the Closing Amount is what it would have been had (i) the Estimated Net Debt equaled the Net Debt reflected on such Final Balance Sheet; and (ii) the Estimated Working Capital equaled the Closing Date Working Capital reflected on such Final Balance Sheet. Parent will pay any amount due to the Constituents by wire transfer in immediately available funds to each of the Constituents in an amount equal to the portion of the Closing Amount into which his or her Company Shares or Options, as the case may be, are converted or exchanged pursuant to Section 1.5(a). In the event a Closing Amount Adjustment is due to the Parent hereunder, the amount shall be disbursed (i) from the Escrow Amount, (ii) to the extent the Escrow Amount is insufficient to pay in full such Closing Amount Adjustment, then from any other amounts of the Aggregate Transaction Consideration payable to the Constituents hereunder, whether by right of setoff or otherwise, or (iii) if amounts payable hereunder are not sufficient, upon demand by Parent, from the Indemnifying Stockholders on a several basis based on their respective Pro Rata Share.

                  (d)      Adjustment Procedures. The adjustments described in Section 1.6(c) will be determined as follows:

                             (i)     Within sixty (60) days after the Closing Date, the Parent shall prepare, in accordance with GAAP, and deliver to the Stockholder Representatives a balance sheet of the Company as of the Closing Date (the “Final Balance Sheet”). The Parties acknowledge and agree that for purposes of determining the Closing Amount Adjustment pursuant to this Section 1.6(d)(i) the Final Balance Sheet shall be prepared on a basis consistent with and utilizing the same principles, practices and policies of the Company, as those used in preparing the Most Recent Balance Sheet, subject to the Accounting Policies. The Parties acknowledge and agree that the items listed on Section 1.6(d)(i) of the Disclosure Schedule shall be taken into account in calculating Net Debt and Closing Date Working Capital for the pre-closing estimates and on the Final Balance Sheet.

                             (ii)    The Stockholder Representatives and any professionals chosen by them shall have the right to review the Surviving Corporation’s books and records relating to, and the work papers of the Parent and its advisors utilized in, preparing the Final Balance Sheet. The Final Balance Sheet shall be binding for purposes of the Closing Amount Adjustment unless the Stockholder Representatives present to the Parent within 15 Business Days after receipt of the Final Balance Sheet from the Parent written notice of disagreement specifying in reasonable detail the nature and extent of the disagreement.

                             (iii)   If the Stockholder Representatives deliver a timely notice of disagreement, the Parent and the Stockholder Representatives shall attempt in good faith during the thirty (30) days immediately following the Parent’s receipt of timely notice of disagreement to resolve any disagreement with respect to the Final Balance Sheet. If, at the conclusion of such 30-day period, the Parent and the Stockholder Representatives have not resolved their disagreements regarding the Final Balance Sheet, the Parent and the Stockholder Representatives shall refer the items of disagreement for final determination to the Philadelphia office of a regional accounting firm which is mutually acceptable to the Parent and the Stockholder Representatives (the “Accountants”). However, if the Parent and Stockholder Representatives are unable to agree on such a firm which is willing to so serve, the Parent shall deliver to the Stockholder Representatives a list of two independent regional accounting firms that are not auditors, tax advisors or other consultants to the Parent, the Company or the Stockholder Representatives, and the Stockholder Representatives shall select one of such two firms to be the Accountants within five (5) Business Days. The parties will be reasonably available for such firm, and shall instruct such firm to render a final determination within the 20 days immediately following the referral to the Accountants. The Final Balance Sheet shall be deemed to be conclusive and binding on the Parent and the Constituents upon (A) the failure of the Stockholder Representatives to deliver to the Parent a notice of disagreement within 15 Business Days of their receipt of the Final Balance Sheet prepared by the Parent, (B) resolution of any disagreement by mutual agreement of the Parent and the Stockholder Representatives after a timely notice of disagreement has been delivered to the Parent, or (C) notification by the Accountants of their final determination of the items of disagreement submitted to them.

                  (e)      The fees and disbursements of the Accountants under Section 1.6(d) shall be borne exclusively by the Constituents unless the adjustments to the Final Balance Sheet resulting from the Stockholder Representatives’ notice of disagreement caused an increase in the Closing Amount Adjustment in favor of the Constituents in excess of one hundred thousand dollars ($100,000), in which case such fees and disbursements shall be borne exclusively by the Parent. In the event the Constituents are obligated to pay the fees and disbursements of the Accountants hereunder, such amounts shall be disbursed (i) from the Escrow Amount, (ii) to the extent the Escrow Amount is insufficient to pay in full such fees and disbursements, then from any other amounts of the Aggregate Transaction Consideration payable to the Constituents hereunder, whether by right of setoff or otherwise, or (iii) if amounts payable hereunder are not sufficient, upon demand by Parent, from the Indemnifying Stockholders.

          1.7     Earnout Payments.

                    (a)     The Constituents shall be eligible to receive earnout consideration up to a maximum of three million dollars ($3,000,000) for all such earnout payments, based on the performance of the Surviving Corporation following the Closing as set forth in this Section 1.7.

                             (i)     For the period beginning immediately after the Closing and ending on the first anniversary of the Closing (the “First Earnout Period”), the Constituents shall receive $3 for every $1 of Post-Closing Net Income in excess of one hundred ten percent (110%) of the Adjusted Forecast for such First Earnout Period (the “First Earnout Period Payment”).

                             (ii)    For the period beginning on the day after the first anniversary of the Closing and ending on the second anniversary of the Closing (the “Second Earnout Period”), the Constituents shall receive $3 for every $1 of Post-Closing Net Income in excess of one hundred ten percent (110%) of the Adjusted Forecast for such Second Earnout Period until the Post-Closing Net Income results in an aggregate of $1.5 million of earnout consideration being earned during the Second Earnout Period (such amount of Post-Closing Net Income, the “Second Earnout Threshold”), at which point the amount earned thereafter shall change to $1.50 for every $1 of Post-Closing Net Income in excess of the Second Earnout Threshold for such Second Earnout Period (collectively, the “Second Earnout Period Payment”).

                    (b)     Earnout amounts shall be calculated promtly after the preparation of the Parent’s financial statements following the accounting period in which the end of such earnout period occurs. The First Earnout Period Payment, if any, shall be deposited with Escrow Agent and made part of the Escrow Amount. The calculation of the amount earned in the First Earnout Period Payment or Second Earnout Period Payment, as the case may be, may be referred to as the “Earnout Payment” for such period. Such Earnout Payments shall be delivered to the Escrow Agent or paid to the Constituents in accordance with Section 1.5(a), as the case may be, within the later of (i) ninety (90) days after the Parent’s delivery to the Stockholder Representatives of the applicable Earnout Certificate, or (ii) if disputed pursuant to Section 1.7(f) below, ten (10) Business Days after final determination of the applicable Earnout Payment pursuant to the provisions of Section 1.7(f).

                    (c)     [intentionally omitted]

                    (d)     In no case shall the aggregate amounts paid pursuant to this Section 1.7 exceed $3 million.

                  (e)     As soon as reasonably practicable following Parent’s determination of the Earnout Payment for each of the First Earnout Period and Second Earnout Period (but in no event prior to the date the Parent’s financial statements for the periods to which such Earnout Payments relate have been publicly disclosed by Parent), Parent will deliver to the Stockholder Representatives (i) a statement that includes each element of the calculation of the Earnout Payment; and (ii) a certificate of the Parent’s Chief Financial Officer certifying on behalf of the Parent that the calculation of the Earnout Payment was made in accordance with the terms of this Section 1.7 (such statement and certificate being referred to as the “Earnout Certificate”). The Stockholder Representatives and their professional advisors will be given reasonable access to only those books and records of the Surviving Corporation that are necessary to confirm the calculation of the Earnout Payment. All information obtained by the Stockholder Representatives shall be deemed to be confidential information of the Parent subject to the restrictions of the Confidentiality Agreement attached hereto as Exhibit I.

                  (f)     Dispute Resolution.

                           (i)     The amount of the Earnout Payment for each of the First Earnout Period and Second Earnout Period set forth in the Earnout Certificate shall be binding on the Constituents unless the Stockholder Representatives present to the Parent within sixty (60) days after receipt of the Earnout Certificate written notice of disagreement specifying in reasonable detail the nature and extent of the disagreement. The Parent and the Stockholder Representatives shall attempt in good faith during the thirty (30) days immediately following the Parent’s receipt of the Stockholder Representatives’ timely notice of disagreement to resolve any disagreement with respect to such Earnout Payment.

                           (ii)    If, at the end of the 30-day period referenced in Section 1.7(f)(i) above, Parent and the Stockholder Representatives have not resolved all disagreements with respect to whether the calculation of the Earnout Payment is in accordance with the terms of Section 1.7 of this Agreement, Parent and the Stockholder Representatives will refer the items of disagreement to the Accountants (selected in accordance with Section 1.6(d)(iii)) for non-binding mediation. The parties will be reasonably available and work diligently to facilitate the mediation of all disputes between the parties within the 30-day period immediately following the referral to the Accountants. The Accountants, Parent and the Stockholder Representatives will enter into such engagement letters as required by the Accountants to perform under this Section 1.7(f)(ii). The fees and disbursements of the Accountants under this Section 1.7(f)(ii) will be deducted from the Earnout Payments (and borne by the Stockholder Representatives if there are no Earnout Payments), unless it is determined that (A) the Earnout Certificate understated the applicable Earnout Payment for the period in question by $100,000 or more or (B) Parent acted in bad faith with respect to such understatement, in either which case such fees and disbursements will be borne exclusively by Parent.

                           (iii)   If, at the end of the second 30-day period referenced in subsection (ii) above, Parent and the Stockholder Representatives have not resolved all disagreements submitted to the Accountants for mediation with respect to whether the calculation of the Earnout Payment is in accordance with the terms of Section 1.7 of this Agreement, any such remaining disagreement, regardless of the legal theory upon which it is based, will be settled by final, binding arbitration pursuant to the Federal Arbitration Act, 9

U.S.C. § 1 et seq., in accordance with the applicable rules of the American Arbitration Association (“AAA”) in effect at such time, which will be the sole and exclusive procedures for any such disagreement. The arbitration will be heard before a sole neutral arbitrator mutually agreed upon by Parent and the Stockholder Representatives. If Parent and the Stockholder Representatives cannot agree upon such an arbitrator within ten (10) Business Days after the date referenced in the first sentence of this subsection (iii), AAA will appoint an arbitrator with expertise in the general industry of the business engaged in by the Surviving Corporation. All arbitration proceedings will take place in Philadelphia, Pennsylvania. If the arbitrator finds in favor of the Constituents, the arbitrator will have no authority to award amounts to the Constituents in excess of the amounts the Constituents would have been entitled to receive for any Earnout Payment in the absence of the actions taken by Parent and determined by the arbitrator to be in violation of Section 1.7. Without limiting the generality of the foregoing, the arbitrator will have no authority to award any special, punitive, exemplary, consequential, incidental or indirect losses or damages. Judgment upon any award granted in a proceeding brought pursuant to this subsection (iii) may be entered in any court of competent jurisdiction. Should it become necessary to resort or respond to court proceedings to enforce a Party’s compliance with this Section 1.7(f)(iii), such proceedings will be brought only in the federal or state courts located in Philadelphia, Pennsylvania, which will have exclusive jurisdiction to resolve any disputes with respect to this Section 1.7(f)(iii), with each Party irrevocably consenting to the jurisdiction thereof.

                  (g)     Conduct of Business.

                           (i)     The Constituents understand, acknowledge and agree (as evidenced by, in the case of the Company Stockholders, the adoption of this Agreement and the approval of the Merger by such Company Stockholders and, in the case of the holders of Options, the execution and delivery of the Option Termination Agreements by such holders of Options) that, except as specifically restricted by subsections (ii), (iii), (iv) and (v) of this Section 1.7(g), the Parent is entitled to manage and operate the Surviving Corporation and its businesses in its sole and absolute discretion.

                           (ii)    Unless otherwise agreed to in writing by each of Parent and the Stockholder Representatives in its and their sole discretion, to the extent Parent or an Affiliate of Parent, except through the Surviving Corporation, during the Earnout Periods in the states of Virginia, Maryland, Delaware and the District of Columbia (the “Target Region”): (A) conducts outsourced billing and collections services business, then any increase in net income of the Parent or an Affiliate of Parent attributable to new business generated in the Target Region shall be credited to the Surviving Corporation for purposes of Section 1.7(a) hereof; or (B) acquires or combines with any Acquired Person that conducts outsourced billing and collections services business, then any increase in net income of the Acquired Person attributable to new business generated in the Target Region after the closing of such acquisition or combination over the net income of the Acquired Person in the Target Region prior to such closing shall be credited to the Surviving Corporation for purposes of Section 1.7(a) hereof. To the extent that Parent or an Affiliate of Parent requires the Surviving Corporation to manage or operate (A) a business or (B) another Affiliate that operates outside of the Target Region, any increase in net income of the Parent or such Affiliate of Parent attributable to such managed or operated business or other Affiliate shall be credited to the Surviving Corporation for purposes of Section 1.7(a) hereof.

Net income generated from business in the Target Region or from the acquisition or combination with any Acquired Person shall be determined in accordance with the principles outlined in this Agreement, where applicable.

                           (iii)    Notwithstanding any other provision herein, (A) without the Surviving Corporation’s prior written consent, Parent will not and will not permit an Acquired Person or any other of Parent’s Affiliates (other than the Surviving Corporation) to solicit any active customers, or identified prospects, of the Surviving Corporation for the provision of services that fall within the scope of the definition of “Business,” and (B) without Parent’s prior written consent, Surviving Corporation will not and will not permit its employees, agents or representatives to solicit any active customers, or identified prospects, of Parent or Parent’s Affiliates (other than the Surviving Corporation) for the provision of services. An “identified prospect” of the Surviving Corporation or of Parent is a potential customer of the Company (pre-Closing) or Surviving Corporation (post-Closing), on the one hand, or Parent or Parent’s Affiliates (other than the Surviving Corporation), on the other hand, to which such party has made a written proposal or solicitation and had face to face contact, in each case within the immediately preceding 120 days from the time in question and (X) as to the Surviving Corporation, has been disclosed by the Company in Section 1.7(g)(iii)(X) of the Disclosure Schedule and, (Y) as to Parent or Parent’s Affiliates (other than the Surviving Corporation), has been disclosed by Parent in Section 1.7(g)(iii)(Y) of the Disclosure Schedule, each of which respective schedules shall be updated by the Surviving Corporation and Parent on a calendar quarter basis until the end of the Second Earnout Period and delivered to the other party (Surviving Corporation or Parent, respectively) in writing within ten (10) business days of the end of each calendar quarter. An “active customer” is a customer to which the Company (pre-Closing) or Surviving Corporation (post-Closing), on the one hand, or Parent or Parent’s Affiliates (other than the Surviving Corporation), on the other hand, has actually provided services within the immediately preceding six (6) months from the time in question.

                           (iv)    The Parties acknowledge and agree that, unless otherwise agreed to in writing by each of Parent and the Stockholder Representatives, in its and their sole discretion, during the Earnout Periods, Parent will not cause to be operated through the Surviving Corporation any business other than the Business and such other activities, if any, conducted by the Surviving Corporation as of the Closing Date.

                           (v)     Parent will maintain or cause to be maintained separate or otherwise identifiable (e.g., in the case of a shared general ledger) books and records for the Surviving Corporation at all times during the Earnout Periods in a manner reasonably necessary for the financial statements of the Surviving Corporation to be prepared in accordance with GAAP (and in a manner consistent with the Accounting Policies).

                  (h)    Acceleration of Earnout Payments. Upon the occurrence of an Acceleration Event at any time prior to the end of the Second Earnout Period, then, notwithstanding anything to the contrary in this Agreement, automatically and without any further action on the part of Parent, Stockholders Representatives, or any Company Stockholder, the maximum aggregate $3 million amount of Earnout Payments, less any Earnout Payments already paid, will immediately become due and payable to the Constituents. For purposes of illustration only, if an Acceleration Event occurs in the First Earnout Period, then the $3 million maximum earnout amount, less any amounts already paid in the First Earnout Period will be accelerated and payable by the Parent to the Constituents. Parent will give Stockholder Representatives written notice of the occurrence (i) of an Acceleration Event within 48 hours of the occurrence of such Acceleration Event and (ii) of the execution of a definitive agreement for a transaction described in the definition of Acceleration Event within 48 hours of the execution of such definitive agreement. Such accelerated Earnout Payments shall be paid to the Constituents within fifteen (15) days after the Acceleration Event, and as contemplated under Section 1.5.

                    (i)     Loss of Right to Earnout. Notwithstanding anything to the contrary in this Agreement or the subsequently referenced employment agreements, the First Earnout Period Payment and Second Earnout Period Payment otherwise payable to each Constituents that is also a party to an employment agreement pursuant to Article VI hereof shall be permanently forfeited, and the total amount of such earnouts permanently reduced, as follows:

                             (i)     In the event any Constituent that is a party to an employment agreement pursuant to Article VI hereof shall be terminated for cause or resign without good reason (as such terms are defined in the respective employment agreement to which such Constituent is a party) prior to or on the last day of the First Earnout Period, the entire First Earnout Period Payment that would otherwise be payable to such Constituent shall be permanently forfeited in full and the total First Earnout Period Payment payable to all Constituents shall be reduced by such amount.

                             (ii)    In the event any Constituent that is a party to an employment agreement pursuant to Article VI hereof shall be terminated for cause or resign without good reason (as such terms are defined in the respective employment agreement to which such Constituent is a party) prior to or on the last day of the Second Earnout Period, the entire Second Earnout Period Payment that would otherwise be payable to such Constituent shall be permanently forfeited in full and the total Second Earnout Period Payment payable to all Constituents shall be reduced by such amount.

          1.8     Dissenting Shares.

                    (a)     Dissenting Shares shall not be converted into or represent the right to receive any portion of the Aggregate Transaction Consideration unless such Company Stockholder shall have forfeited his, her or its right to appraisal under the MGCL or properly withdrawn his, her or its demand for appraisal. Until such time, any portion of the Aggregate Transaction Consideration that would have otherwise been payable to such Company Stockholder shall be held in a separate bank account maintained by the Parent (the “Dissenting Share Consideration”). If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Aggregate Transaction Consideration payable in respect of such Company Shares pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, the Parent or the Surviving Corporation shall deliver to such Company Stockholder, a payment representing the Closing Amount to which such holder is entitled pursuant to

Section 1.5. Unless otherwise paid to a dissenting Company Stockholder as set forth herein, the Dissenting Share Consideration shall remain the property of the Parent.

                    (b)     The Company shall give the Parent (i) prompt notice, but in no event later than two (2) days, of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the MGCL. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

                    (c)     In the event the Parent becomes obligated to make any payment with respect to any demands for appraisal of Company Shares, such payment shall be satisfied first by payment of the Dissenting Share Consideration to the dissenting Company Stockholders. For amounts payable to such Dissenting Company Stockholders in excess of the Dissenting Share Consideration, the Parent shall seek such payment (i) from any amounts of the Aggregate Transaction Consideration payable to the Constituents hereunder (including, but not limited to, the Escrow Amount), whether by right of setoff or otherwise, or (ii) if amounts payable hereunder are not sufficient, upon demand by the Parent, from the Indemnifying Stockholders.

          1.9     Escrow.

                    (a)     Escrow Amount to Secure Obligations. On the Closing Date, the Parent or the Merger Sub shall deposit with the Escrow Agent the Escrow Amount. The Escrow Amount shall represent a source of funds to secure the Constituents’ and the Indemnifying Stockholders’ obligations hereunder to the extent the Escrow Amount has not been reduced by operation of Section 1.6, Section 1.8, this Section 1.9 and Articles VII and VIII hereof or in accordance with the Escrow Agreement. The Escrow Amount shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. Subject to the release provisions of this Section 1.9, the Escrow Amount shall be held as a trust fund and shall not be subject to any lien, attachment trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

                    (b)     Release of Escrow Amount to Constituents.

                              (i)     $1,500,000, or such lesser balance of the Escrow Amount as may then exist, shall be released to the Constituents upon the Company or Surviving Corporation obtaining all of the consents, releases and waivers set forth in Section 1.9(b)(i) of the Disclosure Schedule.

                              (ii)    Within thirty (30) days after each AR Measuring Date, a portion of the Escrow Amount shall be released in accordance with the following formula:

X = (A / B) * Y

Where:

X =	the amount of the Escrow Amount to be released.

A =

the Closing Accounts Receivable collected during the period beginning on the first day after the previous AR Measuring Date and ending on the AR Measuring Date (or, with respect to the first AR Measuring Date, the period beginning on the first day after the Closing Date and ending on the first AR Measuring Date).

B =	the total Closing Accounts Receivable.

Y =	the lesser of $1,500,000 or the Escrow Amount then remaining in the Escrow Account.

                          “AR Measuring Date” means the last Business Day of each calendar month after the Closing.

                  (c)     A portion of the Escrow Amount may be released to the Parent in accordance with Section 1.9(c) of the Disclosure Schedule.

                  (d)     In accordance with the terms of the Registration Rights Agreement, a portion of the Escrow Amount equal to the amount of any fees, costs or expenses to Parent or its Affiliates in connection with Parent’s performance under the Registration Rights Agreement shall be released to Parent if and when such fees, costs or expenses are incurred.

                  (e)     The remaining balance of the Escrow Amount will be released to the Constituents promptly after January 1, 2011 and after any remaining releases of the Escrow Amount that may be due to the Parent are calculated pursuant to Section 1.9(c), 1.9(d), Article VII and Article VIII.

                  (f)     Any amounts released from the Escrow Account shall be paid to the Constituents in accordance with Section 1.5.

                  (g)     The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Amount in escrow and the appointment of the Stockholder Representatives to act on behalf of the Constituents.

                  (h)     Whenever any portion of the Escrow Amount is to be released to one or more Constituents, the Stockholder Representatives shall provide to Parent, certified in writing by each of the Stockholder Representatives (“Payment Information Certificate”), a schedule specifying the name, address and taxpayer identification number for each such Constituent and the exact amount and type of Escrow Amount to be disbursed to each such Constituent (“Payment Information”). The preparation of the Payment Information Certificate and the accuracy of the Payment Information set forth thereon shall be the sole and exclusive responsibility of the Stockholder Representatives; provided, however, that Parent shall have the right to review and approve such Payment Information Certificate and Payment Information, which approval shall not be unreasonably withheld or delayed.

          1.10   Articles of Incorporation and By-laws.

                    (a)    The Articles of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Articles of Incorporation of the Company immediately prior to the Effective Time.

                    (b)    The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of the Company immediately prior to the Effective Time.

          1.11    No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto except as provided herein or by law.

          1.12    Stockholder Releases.

                     (a)       Except as set forth in Section 1.12 of the Disclosure Schedule, effective as of the Closing, each Indemnifying Stockholder agrees not to sue and fully releases and discharges the Company, the Surviving Corporation, the Parent and their respective stockholders, directors, officers, assigns and successors, past and present (collectively, “Releasees”), with respect to and from any and all claims, issuances of the Company’s stock, notes or other securities, any demands, rights, liens, contracts, covenants, proceedings, causes of action, obligations, debts, and losses of whatever kind or nature in law, equity or otherwise, whether now known or unknown, and whether or not concealed or hidden, all of which each Indemnifying Stockholder now owns or holds or has at any time owned or held against Releasees connected with or relating to any matter occurring on or prior to the Closing Date. Nothing in this Section 1.12 will be deemed to constitute a release by any Indemnifying Stockholder of any right of such Indemnifying Stockholder under this Agreement or any right to receive compensation or benefits under employee benefit plans attributable to the periods prior to the Closing Date.

                      (b)        It is the intention of each Indemnifying Stockholder that such release be effective as a bar to each and every claim, demand and cause of action hereinabove specified.

          1.13    Company Closing Expenses. At the Closing, subject to Section 5.7, Parent shall cause the payment of the Company Closing Expenses directly to those Persons designated in writing on Section 1.13 of the Disclosure Schedule as being entitled thereto. As soon as reasonably practicable prior to the Closing, the Stockholder Representatives shall designate in writing the amounts payable to such Persons as Company Closing Expenses. The Company and the Stockholder Representatives hereby represent and warrant that there will be no other Company Closing Expenses.

          1.14     Appointment of Stockholder Representatives.

                     (a)    Upon the approval of the Merger by the Company Stockholders in accordance with the MGCL, the Company Stockholders will irrevocably make, constitute and appoint up to two representatives to act as the Company Stockholders’ representatives and agents for all purposes under this Agreement (collectively, the “Stockholder Representatives”). In addition, prior to the Effective Time, the Company shall obtain an Option Termination Agreement from each holder of an Option which shall designate and appoint the duly elected Stockholder Representatives (or their successors) as each such holder’s duly appointed Stockholder Representative for all purposes under this Agreement. Upon election of the Stockholder Representatives and upon receipt of the Option Termination Agreement, the Stockholder Representatives will be authorized to execute on behalf of each Constituent any and all documents and agreements referred to herein upon the Closing.

                   (b)    Should either Stockholder Representative or both Stockholder Representatives resign or be unable to serve, the Constituents having received a majority of the Aggregate Transaction Consideration distributed as of the latest Payment Date shall appoint a single substitute agent to take on the responsibilities of such Stockholder Representative or Stockholder Representatives, whose appointment shall be effective on the date of the prior Stockholders Representative’s resignation or incapacity.

                   (c)    By way of illustration only, and without limitation, the Stockholder Representatives shall have the authority to (i) execute on behalf of each Constituent, as fully as if the Constituents were acting on their own behalf, any and all documents and agreements referred to herein, including executing this Agreement and the Escrow Agreement as the Constituents’ representative, (ii) give and receive notice or instructions permitted or required under this Agreement or the Escrow Agreement, (iii) authorize the release of the amounts held in the Escrow Fund to pay any Claimed Amount, Closing Amount Adjustment or any other amounts payable out of the Escrow Fund in accordance with this Agreement or (iv) to undertake any actions with respect to the resolution of a Dispute or any disagreement with respect to the amount of any Earnout Payment, including partaking in any dispute resolution process.

                   (d)    Any notice, direction or communication received by Parent, Merger Sub or the Surviving Corporation from the Stockholder Representatives, or delivered to the Stockholder Representatives by Parent, Merger Sub or the Surviving Corporation, shall be binding upon the Constituents, and each of them. The Stockholder Representatives shall act in all matters on behalf of the Constituents and Parent and Merger Sub and, after the Effective Time, the Surviving Corporation shall be entitled to rely on the actions of the Stockholder Representatives hereunder acting in concert or alone as the actions of the Constituents. Any single Stockholder Representative shall have the authority to bind the Stockholder Representatives as a group and the Parent and its Affiliates shall be entitled to rely on any and all documents signed by any one or more Stockholder Representatives. Parent, Merger Sub and the Surviving Corporation may deliver notices and communications to the Constituents hereunder through the Stockholder Representatives at the address set forth in this Agreement for notices, and such delivery shall be deemed to have been made to any or all of the Constituents. None of Parent, Merger Sub nor the Surviving Company shall pay any costs or expenses incurred by the Stockholder Representatives in carrying out their obligations hereunder. Each of Parent, Merger Sub and the Surviving Corporation consents to the appointment of the Stockholder Representatives to act as described hereunder.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF
THE INDEMNIFYING STOCKHOLDERS

          Each of the Indemnifying Stockholders, severally, represents and warrants to the Parent that, except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Indemnifying Stockholders shall have the right to supplement and update the Disclosure Schedule to reflect events that have occurred between the date of this Agreement and the Closing and could not have been disclosed at the date of this Agreement; provided, however, that no such supplemental or updated information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any breach of representation or warranty made by the Company or any Indemnifying Stockholder as of the date of this Agreement; and provided, further, however, that such right shall not be deemed in any way to waive, modify or amend the condition to Closing set forth in Section 6.1 (i) hereof unless the Parent expressly waives the condition in writing. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Disclosure Schedule shall qualify any other sections and subsections in this Article II only to the extent it is clear from a reading of the disclosure and through written cross-reference that such disclosure is applicable to such other sections and subsections.

          2.1     Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Company is duly qualified to conduct business and is in good standing under the laws of each jurisdiction listed in Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so authorized, qualified or licensed would not result in a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has furnished to the Parent true, complete and correct copies of its Articles of Incorporation and By-laws. The Company is not in default under or in violation of any provision of its Articles of Incorporation or By-laws.

          2.2   Capitalization.

                  (a)    The authorized capital stock of the Company consists of Twelve Million (12,000,000) shares of common stock, $0.01 par value per share, of which, as of the date of this Agreement, Five Million One Hundred Seventy-Five Thousand Four Hundred and Thirty-Five (5,175,435) shares have been issued and are outstanding.

                  (b)    Section 2.2(b)(i) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the Company Stockholders, showing the number of shares of capital stock, and the class or series of such shares, held by each Company Stockholder. Section 2.2(b)(ii) of the Disclosure Schedule also indicates all outstanding Company Shares that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding securities of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities laws.

                  (c)    Section 2.2(c) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of Company Shares issued to date under such Plan, the number of Company Shares subject to outstanding options under such Plan and the number of Company Shares reserved for future issuance under such Plan; (ii) all holders of outstanding Options, indicating with respect to each Option the Company Stock Plan under which it was granted, the number of Company Shares subject to such Option, the exercise price, the date of grant, the expiration date, the vesting schedule (including any acceleration provisions with respect thereto), and whether such Option was intended to qualify as an incentive stock option under Section 422 of the Code; and (iii) all holders of outstanding Warrants, indicating with respect to each Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Warrant, the exercise price, the date of issuance and the expiration date thereof. The Company has provided to the Parent complete and accurate copies of all Company Stock Plans, forms of all stock option agreements evidencing Options and all Warrants. All of the shares of capital stock of the Company subject to Options and Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

                  (d)    Except as set forth in Section 2.2(d)(i) of the Disclosure Schedule, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, and (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof. Except as set forth in Section 2.2(d)(ii) of the Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

                  (e)    Except as set forth in Section 2.2(e) of the Disclosure Schedule, there is no outstanding agreement, written or oral, between the Company and any holder of its securities, or, to the best of the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

          2.3   Authorization of Transaction. The Company has all requisite power, capacity and authority to execute and deliver this Agreement and to perform its obligations hereunder. Except as set forth in Section 2.3 of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, including the Requisite Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other law affecting or relating to creditors rights generally and general principles of equity (regardless of whether such enforceability is considered in proceeding in equity or law).

          2.4    Noncontravention. Subject to the filing of the Articles of Merger as required by the MGCL, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Company, (b) require on the part of the Company any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) except as set forth in Section 2.4(c) of the Disclosure Schedule, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument of a value in excess of $50,000 per year or duration in excess of 12 months to which the Company is a party or by which the Company is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest upon any assets of the Company, or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets.

          2.5    Subsidiaries. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

          2.6    Financial Statements. The Company has provided to the Parent the Financial Statements, copies of which are attached to Section 2.6 of the Disclosure Schedule. Except for the adjustments listed on Section 1.6(d)(i) of the Disclosure Schedule which have not been made to the Financial Statements, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present the consolidated financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company; provided, however, that the Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which will not be material) and do not include footnotes. Except as set forth in Section 2.6 of the Disclosure Schedule, there are no material differences from the information included in the footnotes to the audited Financial Statements that would be disclosed in footnotes to the unaudited Financial Statements if such footnotes had been prepared.

          2.7    Absence of Certain Changes. Since the Most Recent Balance Sheet Date, the Company has operated its business only in the Ordinary Course of Business, and, except as set forth on Section 2.7 of the Disclosure Schedule:

                   (a)    the Company has not incurred any Debt other than changes in the principal balance of the Company’s line of credit;

                 (b)    the Company has not made any acquisition (by merger, consolidation, or acquisition of stock or assets or otherwise) of any other Person;

                 (c)    the Company has not created any Security Interest on any of its assets, tangible or intangible;

                 (d)    except for sales to customers of the Company’s products and services in the Ordinary Course of Business, the Company has not sold, assigned or transferred any of its tangible assets;

                 (e)    the Company has not entered into or amended (i) any customer agreement with a Person that is or would be a Significant Person or (ii) any agreement, other than a customer agreement, that is or would be a Material Contract;

                 (f)    the Company has not (i) entered into or amended any employment or severance or similar agreement with any employee or any collective bargaining agreement, (ii) adopted or amended, or increased the payments to or benefits under, any profit sharing, bonus, thrift, stock option, deferred compensation, savings, insurance, restricted stock, pension, retirement, or other employee benefit plan for or with any of its directors, officers or employees or (iii) granted any increase in compensation payable or to become payable or the benefits provided to its directors, officers or employees, other than in the Ordinary Course of Business;

                 (g)    the Company has not (i) made or changed any Tax election or (ii) made any material change in any method of accounting or accounting practice used by it, other than any such changes required by GAAP;

                 (h)    the Company has conducted and reflected in its books and records each transaction referenced in Section 2.26 of the Disclosure Schedule on an arm’s-length basis;

                 (i)    there has been no change, event or development that has had, individually or in the aggregate, a Company Material Adverse Effect;

                 (j)    there has not been any material casualty, loss, damage or destruction (whether or not covered by insurance) to any asset of the Company;

                 (k)    the Company has not made any single expenditure or commitment to purchase personal property or for additions to property, plant and equipment in excess of $25,000;

                 (l)    the Company has not issued, sold or otherwise disposed of any debenture, note, stock, or equity interest or modified or amended any right of any holder thereof;

                 (m)    the Company has not amended, terminated, waived, disposed of, or permitted to lapse, any material license or Permit;

                 (n)    there has not been any amendment to the Articles of Incorporation or By-laws of the Company; and

                      (o)     the Company has not materially altered the nature of its business or business plan.

          2.8       Undisclosed Liabilities. Except as provided in Section 2.8 of the Disclosure Schedule, the Company has no liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown or reserved for on the Most Recent Balance Sheet, (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet or that would not otherwise be required to be disclosed in the footnotes of the Company’s financial statements if such footnotes had been prepared, (d) liabilities incurred in connection with the negotiation of this Agreement and specifically set forth in Section 2.8 of the Disclosure Schedule and clearly identified as “liabilities not reflected on the Most Recent Balance Sheet,” and (e) liabilities specifically and clearly set forth in other sections of the Disclosure Schedule and clearly identified as “liabilities not reflected on the Most Recent Balance Sheet.”

          2.9       Taxes.

                      (a)       The Company has properly filed on a timely basis all Tax Returns that it is and was required to file, and all such Tax Returns were true, correct and complete in all respects. Except as set forth in Section 2.9(a) of the Disclosure Schedule, the Company has properly paid on a timely basis all Taxes, whether or not shown on any of its Tax Returns, that were due and payable. All Taxes that the Company is or was required by law to withhold or collect have been withheld or collected and, to the extent required, have been properly paid on a timely basis to the appropriate Governmental Entity. The Company has complied with all information reporting and back-up withholding requirements including maintenance of the required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor or other third party.

                      (b)       The unpaid Taxes of the Company for periods through the date of the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet.

                      (c)       The Company is not and has never been a member of any group of corporations with which it has filed (or been required to file) consolidated, combined, or unitary Tax Returns. The Company has no actual or potential liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise for any Taxes of any Person (including without limitation any affiliated, combined, or unitary group of corporations or other entities that included the Company during a prior Taxable period). The Company is not a party to, bound by, or obligated under any Tax allocation, Tax sharing, Tax indemnity or similar agreement.

                      (d)       The Company has delivered to the Parent (i) complete and correct copies of all income Tax Returns of the Company relating to Taxes for all Taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by or agreed to by or on behalf of the Company relating to Taxes for all Taxable periods for which the applicable statute of limitations has not yet expired. The income Tax Returns of the Company have not been audited by the Internal Revenue Service or other applicable Governmental Entity or are closed by the applicable statute of limitations for all periods through and including the Taxable period specified in Section 2.9(d) of the Disclosure Schedule. The Company has delivered or made available to the Parent complete and correct copies of all other Tax Returns of the Company relating to Taxes for all Taxable periods for which the applicable statute of limitations has not yet expired. No examination or audit of any Tax Return of the Company by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated, and the Company does not know of any basis upon which a Tax deficiency or assessment could reasonably be expected to be asserted against the Company. The Company has not been informed by any jurisdiction that the jurisdiction believes that the Company was required to file any Tax Return that was not filed.

                      (e)       The Company has not (i) waived any statute of limitations, which waiver is still in effect, with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney relating to Taxes with any Governmental Entity.

                      (f)       The Company is not a party to any Tax litigation. The Company is not nor has it ever been a party to any specific transaction which will result in the imposition of penalties upon the Company by any taxing authority. The Company is not nor has it ever been a party to any transaction or agreement that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

                      (g)       Except as set forth on Section 2.9(g) of the Disclosure Schedule, there are no Security Interests or other encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable.

                      (h)       The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

                      (i)       Except as set forth on Section 2.9(i) of the Disclosure Schedule, the Company has not made any payments, nor is it obligated to make any payments, nor is it a party to any agreement, contract, arrangement, or plan that could obligate it to make any payments, that are or could be, separately or in the aggregate, “excess parachute payments” within the meaning of Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) thereof). No excise Tax will be imposed upon the Company as a result of the acceleration of Options.

                        (j)       No Company Stockholder holds Company Shares that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made, and no payment to any Company Stockholder of any portion of the consideration payable pursuant to this Agreement will result in compensation or other income to such Company Stockholder with respect to which the Parent or the Company would be required to deduct or withhold any Taxes.

                        (k)       None of the assets of the Company (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code, (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code, or (iv) is subject to a lease under Section 770l(h) of the Code or under any predecessor section.

                        (l)       The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date (or as a result of the transactions contemplated by this Agreement) under Section 481 of the Code (or any corresponding or similar provision of federal, state, local or foreign Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date. The Company currently utilizes, the accrual method of accounting for income Tax purposes and such method of accounting has not changed in the past five (5) years.

                        (m)       The Company has not participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

                        (n)       There is no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383, or 384 of the Code or comparable provisions of foreign, state or local law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

                        (o)       The Company has not distributed to the Constituents or security holders stock or securities of a controlled corporation, nor have stock or securities of the Company been distributed, in a transaction to which Section 355 or Section 361 of the Code applies.

                        (p)       The Company is not nor has it ever been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

                        (q)       Section 2.9(q) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company files, or, is required to file or has been required to file a Tax Return or is or has been liable for Taxes on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s nexus with such jurisdiction.

                        (r)    [Intentionally omitted].

                        (s)    There is no basis for the assertion of any claim relating or attributable to Taxes, which, if adversely determined, would result in any Security Interest on the assets of the Company, or would reasonably be expected to have a material adverse effect on the Company.

          2.10       Assets.

                        (a)    Except as set forth in Section 2.10(a) of the Disclosure Schedule, the Company is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Company, free and clear of all Security Interests. The Company owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used and contemplated to be used per such business plan.

                        (b)    Section 2.10(b) of the Disclosure Schedule lists (i) all fixed assets (within the meaning of GAAP) of the Company having a book value greater than $5,000, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other assets of a tangible nature (other than inventories) of the Company whose book value exceeds $5,000.

                        (c)    Each item of equipment, motor vehicle and other asset that the Company has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of the Company to such lessor or owner to maintain such item will have been discharged in full and no additional amounts will be due and owing thereunder.

          2.11       Owned Real Property. The Company does not own, and has never owned, any real property.

          2.12       Real Property Leases. Section 2.12 of the Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder. The Company has delivered to the Parent complete and accurate copies of the Leases. With respect to each Lease:

                        (a)    such Lease is legal, valid, binding, enforceable and in full force and effect;

                        (b)    except as disclosed on Section 2.12 of the Disclosure Schedule, such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

                        (c)     the Company is not in breach or violation of, or default under, any material provision of such Lease, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default of a material provision by the Company or, to the Knowledge of the Company, any other party under such Lease and to the Knowledge of the Company, each parcel of Leased Real Property is in compliance in all material respects with all applicable Laws and Governmental Orders. Except as set forth in Section 2.12(c) of the Disclosure Schedule, the Lease for each parcel of Leased Real Property is in full force and effect, there are no defaults under such leases by the Company, or, to the Knowledge of the Company, any other party to such leases;

                        (d)     there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

                        (e)     the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

                        (f)     based on the Company’s experience during the past full fiscal year and up to the Closing Date, all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities;

                        (g)     to the Company’s Knowledge there is not any Security Interest, easement, covenant or other restriction applicable to the real property subject to such lease which materially impairs the current uses or the occupancy by the Company of the property subject thereto; and

                        (h)     other than the rental payment amounts set forth in Section 2.12 of the Disclosure Schedule, no other amounts are owed or reasonably likely to be owed by the Company with respect to any parcel of Leased Real Property.

          2.13       Intellectual Property.

                        (a)     Section 2.13(a) of the Disclosure Schedule lists (i) each patent, patent application, copyright registration or application therefor, and trademark, service mark and domain name registration or application therefor of the Company and (ii) each Customer Deliverable of the Company.

                        (b)     The Company owns or has the right to all Company Intellectual Property reasonably necessary (i) to use, sell, market and distribute the Customer Deliverables and (ii) to operate the Business. Each item of Company Intellectual Property will be owned or available for use by the Surviving Corporation immediately following the Closing on substantially identical terms and conditions as it was owned or available for use by the Company immediately prior to the Closing, except as described in Section 2.13(b) of the Disclosure Schedule. No current or former employee of the Company has any claim or right in or to the Company Intellectual Property. The Company has taken commercially reasonable measures to protect the proprietary nature of each item of Company Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses. No other Person has any rights to any of the Company Intellectual Property owned by the Company (except pursuant to agreements or licenses specified in Section 2.13(d) of the Disclosure Schedule), and, to the Knowledge of the

Company, no other Person is infringing, violating or misappropriating any of the Company Intellectual Property, except as described in Section 2.13(b) of the Disclosure Schedule.

                        (c)     None of the Company Intellectual Property, Customer Deliverables, or the sale, marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person. Section 2.13(c) of the Disclosure Schedule lists any complaint, claim or notice, or threat thereof, received by the Company alleging any infringement, violation or misappropriation; and the Company has provided to the Parent complete access to all written documentation in the possession of the Company relating to any such complaint, claim, notice or threat. The Company has provided to the Parent complete access to all written documentation in the Company’s possession relating to claims or disputes known to the Company concerning any Company Intellectual Property.

                        (d)     Section 2.13(d) of the Disclosure Schedule identifies each license or other agreement pursuant to which the Company has licensed, distributed or otherwise granted any rights to any third party with respect to, any Company Intellectual Property or any Intellectual Property owned by a party other than the Company. Except as described in Section 2.13(d) of the Disclosure Schedule, the Company has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Deliverables. The Company is not, nor will it or any party hereto be as a result of the execution and delivery of this Agreement or the performances of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Company Intellectual Property.

                        (e)     Section 2.13(e) of the Disclosure Schedule identifies each item of Intellectual Property used or possessed by the Company that is owned by a party other than the Company, and the license or agreement pursuant to which the Company uses it (excluding off-the-shelf software programs licensed by or to the Company pursuant to nonnegotiable standard form, mass market or “shrink wrap” licenses).

                        (f)     Except as set forth in Section 2.13(f) of the Disclosure Schedule, all of the copyrightable materials (but excluding materials created, developed or otherwise provided by a third party) embedded in, or integrated in, incorporated in or bundled with the Customer Deliverables have been created by employees of the Company within the scope of their employment by the Company, or by independent contractors of the Company who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to the Company. Except as set forth in Section 2.13(f) of the Disclosure Schedule, no portion of such copyrightable materials was jointly developed with any third party.

                        (g)     Except as set forth in Section 2.13(g) of the Disclosure Schedule, the Customer Deliverables, the Internal Systems, and the Company Intellectual Property are free from significant defects or programming errors, and conform in all material respects to the written documentation and specifications therefore.

                        (h)     The Internal Systems, Customer Deliverables, and the Company Intellectual Property currently used by the Company to provide products and services to their customers (i) are fully adequate for the business of the Company as of the date of this Agreement

(ii) meet the normal and customary requirements of customers under the customer contracts of the Company, and (iii) will meet, or are capable of being scaled to meet, the normal and customary requirements of existing customers under the customer contracts.”

          2.14      Contracts.

                       (a)     Section 2.14 of the Disclosure Schedule lists the following agreements (written or oral) to which the Company is a party as of the date of this Agreement (each, a “Material Contract”):

                                 (i)       any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $10,000 per annum or having a remaining term longer than six months;

                                 (ii)      any agreement (or group of related agreements) with software vendors, distributors or sales agents allowing for the resale, marketing or distribution of the Company’s services of products;

                                 (iii)     any agreement concerning confidentiality or containing covenants restraining or limiting the freedom of the Company to engage in any line of business or compete with any Person including, without limitation, by restraining or limiting the right to solicit customers or that could reasonably be expected, following the Closing, to restrain or limit the freedom of the Parent or any Affiliate thereof to engage in any line of business or compete with any Person;

                                 (iv)     any agreement containing a right of first refusal;

                                 (v)      any agreement (or group of related agreements) that is terminable upon or prohibits a change in ownership or control of the Company, or that requires consent in connection with a change in ownership or control of the Company;

                                 (vi)     any agreement (or group of related agreements) that provides for the Company to be the exclusive or a preferred provider of any product or service to any Person or the exclusive or a preferred recipient of any product or service of any Person during any period of time or that otherwise involves the granting by any Person to the Company of exclusive or preferred rights of any kind;

                                 (vii)    any agreement (or group of related agreements) that provides for any Person to be the exclusive or a preferred provider of any product or service to the Company, or the exclusive or a preferred recipient of any product or service of the Company during any period of time or that otherwise involves the granting by the Company to any Person of exclusive or preferred rights of any kind;

                                 (viii)   any agreement (or group of related agreements) in which a party has agreed to purchase at least $10,000 worth of goods or services per year or that includes specific service level commitments;

                               (ix)       any agreement (or group of related agreements) in which the Company has granted manufacturing rights, “most favored nation” or similar pricing provisions or marketing or distribution rights relating to any products or territory;

                               (x)        any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Debt or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

                               (xi)       any agreement for the disposition of any significant portion of the assets or business of the Company (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

                               (xii)      any employment or consulting agreement;

                               (xiii)     any agreement still in effect involving any current or former officer, director or stockholder of the Company or an Affiliate thereof;

                               (xiv)     any agreements that by their terms bind Affiliates of the Company or will bind current Affiliates of the Company after the Closing;

                               (xv)      any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

                               (xvi)     any agreement which contains any provisions requiring the Company to indemnify any other party;

                               (xvii)    any agreement regarding Intellectual Property (excluding off-the-shelf software programs licensed by or to the Company pursuant to nonnegotiable standard form, mass market or “shrink wrap” licenses); and

                               (xviii)   any other agreement (or group of related agreements) involving more than the expenditure of $50,000 per year.

                      (b)    The Company has made available to the Parent a complete and accurate copy of each agreement listed in Section 2.13 or Section 2.14 of the Disclosure Schedule, or with respect to each such unwritten agreement, the Company has provided a detailed description of the terms of such unwritten agreement. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) except as set forth on Section 2.14(b)(iii) of the Disclosure Schedule, neither the Company nor, to the Knowledge of the Company, any other party, is in breach or violation of, or default under, any material provision of such agreement, and no event has occurred, is pending or, to the Knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default of any material provision of such agreement by the Company or, to the Knowledge of the Company, of any other party under such agreement.

          2.15     Accounts Receivable. Each and all accounts receivable of the Company reflected on the Final Balance Sheet are valid receivables enforceable and fully collectible (i) in the ordinary course of business as historically collected or (ii) by December 31, 2010, whichever is sooner, free and clear of any claim, right of setoff or other dispute, demand or future obligation of any nature whatsoever all net of any applicable allowance for doubtful accounts reflected in the Final Balance Sheet. The Company has not received any written notice from an account debtor stating that any such account receivable is subject to any contest, claim or setoff by such account debtor.

          2.16     Powers of Attorney. Except as set forth in Section 2.16 of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of the Company.

          2.17     Insurance. Section 2.17 of the Disclosure Schedule lists each insurance policy (including fire, theft/crime, casualty, comprehensive general liability, workers compensation, business interruption, environmental, errors and omissions, directors and officers fiduciary liability, employment practices liability, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party, all of which are in full force and effect, including the name of the insurer, policy numbers and whether such policy is a claims-made or occurrence policy. Except as set forth in Section 2.17 of the Disclosure Schedule, there is no claim pending or, to the Knowledge of the Company, any existing facts which are reasonably likely to result in a claim under any such policy, and if any of the foregoing have been disclosed, no such claim or existing facts were questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid. The Company has not been denied insurance coverage at any time during the past five years and no policies have been cancelled or have been refused to be renewed by the insurer in the past five years except as set forth in Section 2.17 of the Disclosure Schedule. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy except as set forth in Section 2.17 of the Disclosure Schedule. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. The Company has not failed to timely give any notice required or failed to satisfy any subjectivities under such insurance policies or binders of insurance.

          2.18     Litigation. Except as set forth in Section 2.18 of the Disclosure Schedule, there is no Legal Proceeding which is pending or, to the Knowledge of the Company, has been threatened against the Company. There are no judgments, orders or decrees outstanding against the Company.

          2.19     Warranties.

                      (a)     Except as set forth in Section 2.19 of the Disclosure Schedule, no Customer Deliverable is subject to any guaranty, warranty, right of credit or other indemnity. Section 2.19 of the Disclosure Schedule sets forth the aggregate expenses incurred by the Company in fulfilling its obligations under its guaranty, warranty, right of credit and other indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements; and to the Knowledge of the Company there is no reason such expenses should significantly increase as a percentage of sales in the future, provided that the Surviving Corporation is operated in a manner substantially consistent with the manner the Company was operated during the one-year period immediately prior to Closing.

                      (b)     The Company has no liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased or delivered by the Company.

          2.20     Employees.

                      (a)     Section 2.20 of the Disclosure Schedule contains a list of all employees of the Company, along with the position and the annual rate (or hourly rate, where applicable) of compensation of each such person.

                      (b)     The Company is not a party to or bound by any collective bargaining agreement, and has not experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has not committed any unfair labor practice. The Company has no Knowledge of any organizational effort made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of the Company.

                      (c)     All material employee expenses and benefits shall have been accrued on the Final Balance Sheet for all periods prior to and up through the date thereof.

                      (d)     To the Knowledge of the Company, no officer, Key employee or group of employees has any plans to terminate employment with the Company.

          2.21     Employee Benefits.

                      (a)     Section 2.21(a) of the Disclosure Schedule contains a complete and accurate list of all Company Plans. Complete and accurate copies of documents embodying each of the Company Plans and related plan documents including (without limitation) plan documents, trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, plan summaries or descriptions, minutes, resolutions, compliance and nondiscrimination tests for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses, and, to the extent still in its possession, any material employee communications relating thereto, have been provided to the Parent. With respect to the Company Plan which is subject to ERISA reporting requirements, the Company has provided copies of the Form 5500 reports and any applicable financial statements, including schedules and reports filed for the last five years. The Company has furnished Parent with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Plan which is intended to be a qualified plan as described in Code Section 401(a), and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of tax-qualified status of any Company Plan subject to Code Section 401(a).

                      (b)     Each Company Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Company Material Adverse Effect, and the Company, and the ERISA Affiliates have performed all material obligations required to be performed by them under, and are not in material default or violation by any other party to, any Company Plan and all required contributions required to be made by the Company or any ERISA Affiliate to any Company Plan have been made. All filings and reports as to each Company Plan subject to ERISA have prepared in good faith and timely filed, all requisite governmental reports (which were true and correct as of the date filed) have prepared in good faith and timely filed and the Company has properly and timely filed and distributed or posted all notices and reports to employees or participants in the Company Plans required to be filed, distributed or posted. There has been no “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Plan and neither the Company or any ERISA Affiliate is subject to or, to the Knowledge of the Company, threatened, claimed or alleged to be subject to, any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Plan. With respect to each Company Plan no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred. No Company Plan has assets that include securities issued by the Company or any ERISA Affiliate and no Company Plan constitutes a security which is required to be registered under applicable state or federal securities laws. There has been no amendment to, written interpretation or announcement by the Company or any ERISA Affiliate above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Company’s financial statements.

                      (c)     No suit, investigation, audit, administrative proceeding, action, or other litigation (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) has been brought, or to the knowledge of the Company is threatened, against or with respect to any Company Plan or asserting any rights or claims to benefits under any Company Plan, including audit or inquiry by the IRS or United States Department of Labor.

                      (d)     With respect to all Company Plans that are intended to be qualified under Section 401(a) of the Code, the Company has either obtained and is entitled to rely on determination letters from the Internal Revenue Service to the effect that such Company Plans are qualified under Sections 401(a) and 501(a) of the Code, including all amendments to the Code which are currently effective and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or the Company has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination letter or opinion letter and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Each Company Plan that is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

                      (e)     The Company has not nor has any ERISA Affiliate ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including, without limitation, any contingent liability) under any “multiemployer plan” as defined in Section 3(37) of ERISA or to any “pension plan” (as defined in Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA. Neither the Company nor any ERISA Affiliate has any actual or potential withdrawal liability (including, without limitation, any contingent liability) from any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

                      (f)     With respect to each Company Plan, the Company and each of its ERISA Affiliates have complied in all material respects with the following to the extent applicable to such Company Plan: (i) the applicable healthcare continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and any rules or regulations promulgated pursuant thereto (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998 and the Newborn and Mother’s Health Protection Act of 1996. The Company has no material unsatisfied obligations to any employees, former employees, or qualified beneficiaries pursuant to COBRA, HIPAA, or any state law governing health care coverage extension or continuation.

                      (g)     There are no unfunded obligations under any Company Plan providing benefits after termination of employment to any employee of the Company (or to any beneficiary of any such employee), including but not limited to retiree health coverage or other retiree welfare benefits and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan.

                      (h)     No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Company or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan.

                      (i)      No Company Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

                      (j)      Each Company Plan may be amended, terminated or otherwise discontinued unilaterally by the Company at any time without liability or expense to the, Company (or after the Closing Date, the Parent) or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending, terminating or otherwise discontinuing any such Company Plan.

                      (k)     Section 2.2l(k) of the Disclosure Schedule discloses each: (i) agreement with any stockholder, director, executive officer or other key employee of the Company (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which, absent the stockholder vote to be taken pursuant to Section 5.9, any person may receive payments from the Company that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) thereof); (iii) agreement or plan binding the Company, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Company Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Any Company Plan which is a deferred compensation plan as defined in Code Section 409A is either exempt from Code Section 409A or is in compliance with Code Section 409A.

                      (l)     Section 2.21(1) of the Disclosure Schedule sets forth the policy of the Company with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of the date of this Agreement. The information set forth in Section 2.21(1) of the Disclosure Schedule shall be updated by the Company as of the last day of the payroll period ending prior to the Closing Date.

                      (m)    The Company has classified all individuals who perform services for the Company correctly under the Company Plans, ERISA and the Code as common law employees, independent contractors, leased employees, and exempt or non-exempt employees.

                      (n)     The Company has not engaged in any transaction with respect to any Company Plan that is the same as or substantially similar to any transaction that the Internal Revenue Service has determined to be a tax avoidance transaction and has identified as a listed transaction in published guidance under 26 CFR. Section 1.6011-4(b)(2).

                      (o)     All Company Plans and any other benefits to be continued on by Surviving Corporation or Parent pursuant to Section 5.11 (a) below may be so continued without a material breach or violation of such plans and benefits and without increased cost to the Surviving Corporation or Parent of more than 120% of the costs on a per capita basis incurred by the Company for such plans and benefits during the one year period immediately prior to Closing.

          2.22     Environmental Matters.

                      (a)     The Company has complied with all applicable Environmental Laws and Environmental Permits. There is no pending or to the Company’s Knowledge threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law and Environmental Permits involving the Company or any properties owned or leased by it.

                      (b)     The Company is not, and shall not be, subject to any environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

                      (c)     There has been no Release of any Hazardous Material on any of the Leased Real Property or on any property formerly owned, leased, used or occupied by the Company.

                      (d)     There are no claims pending or to the Company’s Knowledge threatened against the Company under any Environmental Law regarding or related to any of the Leased Real Property.

                      (e)     To the Company’s Knowledge, the Company is not subject to any actual or alleged liability, whether fixed or contingent, under any Environmental Law.

          2.23     Legal Compliance.

                      (a)     The Company is currently conducting, and has at all times conducted, its businesses in compliance in all material respects with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity. The Company (including any Affiliates) has not received any notice or communication from any Governmental Entity (i) alleging noncompliance with any applicable law, rule or regulation or (ii) regarding any possible, pending or threatened investigation by any Governmental Entity.

                      (b)     Subject to paragraph (c) below, the Company complies with and has implemented all such measures required for it to comply with its obligations as a Covered Entity for its “Health Plan” and as a Business Associate of its “Covered Entity” (as such capitalized terms are defined in HIPAA and the regulations promulgated thereunder), including without limitation, the privacy and security regulations (45 C.F.R. 160 and 164) and the transaction and code set regulations (45 C.F.R. 162) promulgated under HIPAA. With respect to any HIPAA regulatory requirements, including any contractual privacy and security commitments for “Protected Health Information” (as that term is defined in the HIPAA privacy and security regulations), for which the Company’s (including any Affiliates) compliance with HIPAA is required (collectively, the “HIPAA Commitments”),

                               (i)       the Company is in material compliance with the HIPAA Commitments;

                                (ii)      the transactions contemplated by this Agreement will not violate any of the HIPAA Commitments;

                                (iii)     the Company has not received written inquiries from the U.S. Department of Health and Human Services or any other Governmental Entity regarding the Company’s compliance with the HIPAA Commitments; and

                                 (iv)     the HIPAA Commitments have not been rejected by any applicable certification organization which has reviewed such HIPAA Commitments or to which any such HIPAA Commitment has been submitted.

                      (c)      The Company has either entered into or made reasonable and good faith efforts to enter into valid, written Business Associate agreements with all customers that are Covered Entities and with all contractors, agents, vendors, suppliers, and service providers that are Business Associates of the Company.

          2.24     Customers and Suppliers. Section 2.24 of the Disclosure Schedule sets forth a list of (a) the top 25 customers of the Company by revenue under contract as of July 31, 2008 and (b) the top 10 suppliers by expenses incurred for the thirty-six (36) months ended July 31, 2008 that are significant suppliers (as measured by actual use of such product by the Company or the Company’s customers as of the Closing Date) of any significant product or service to the Company (each such customer or supplier, a “Significant Person”).

          2.25     Permits. Section 2.25 of the Disclosure Schedule sets forth a list of all material Permits issued to or held by the Company. Such listed Permits are the only material Permits that are required for the Company to conduct their respective businesses as presently conducted or as contemplated to be conducted by any business plans or projections delivered by the Company to the Parent. Each such Permit is in full force and effect; the Company is in compliance with the terms of each such Permit; and, to the Knowledge of the Company, no suspension or cancellation of such Permit is threatened. There is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

          2.26     Certain Business Relationships With Affiliates. Except as set forth in Section 2.26 of the Disclosure Schedule, no Affiliate of the Company (a) owns any property or right, tangible or intangible, which is used in the business of the Company, (b) has any claim or cause of action against the Company, or (c) owes any money to, or is owed any money by, the Company. Section 2.26 of the Disclosure Schedule describes any transactions or relationships between the Company and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

          2.27     Brokers’ Fees. Except as set forth in Section 2.27 of the Disclosure Schedule, neither the Company, nor any Company Stockholder nor any other party with whom or for whom the Company or Company Stockholders may have contracted has any liability or obligation to pay any fees, commissions or any other amounts of any kind whatsoever to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

          2.28     Books and Records. The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices. Section 2.28 of the Disclosure Schedule contains a list of all accounts and safe deposit boxes of the Company (including the name of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company has an account or safe deposit box) and the names of persons having signature authority with respect thereto or access thereto.

          2.29     Compliance with Healthcare Laws and Regulations.

                      (a)     Without limiting the generality of Section 2.23 or any other representation or warranty made by the Company herein, the Company is conducting and has conducted its business and operations in compliance with, and neither the Company nor any of its officers, directors or employees has engaged in any activities prohibited under, all applicable civil or criminal statutes, laws, ordinances, rules and regulations of any federal, state, local or foreign Governmental Entity with respect to regulatory matters relating to the provision, administration, and/or payment for healthcare products or services (collectively, “Healthcare Laws”), including, without limitation, (i) rules and regulations governing the operation and administration of Medicare, Medicaid, or other federal health care programs; (ii) 42 U.S.C. § 1320a-7(b), commonly referred to as the “Federal Anti-Kickback Statute,” (iii) 42 U.S.C. § 1395nn, commonly referred to as the “Stark Law,” (iv) 31 U.S.C. §§ 3729-33, commonly referred to as the “False Claims Act” and (v) rules and regulations of the U.S. Food and Drug Administration.

                      (b)     The Company has not received any notice or communication from any Governmental Entity alleging noncompliance with any Healthcare Laws. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information pending against the Company and the Company has no liability (whether actual or contingent) for failure to comply with any Healthcare Laws. There is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability. There has not been any violation of any Healthcare Laws by the Company in its submissions or reports to any Governmental Entity that could reasonably be expected to require investigation, corrective action or enforcement action. There is no civil or criminal proceeding, or, to the Knowledge of the Company, threatened, relating to the Company or any Company director, officer or employee that involves a matter within or related to Healthcare Laws.

                      (c)     Any remuneration (including, without limitation, a “discount or reduction in price,” as referenced in 42 U.S.C. § 1320a-7b(b)(3)(A)) exchanged between the Company and its customers, contractors, or other entities with which it has a business relationship (together, “Trading Partners”) has at all times been commercially reasonable and represents the fair market value for rendered services or purchased items. No remuneration exchanged between the Company and its Trading Partners has taken into account, either directly or indirectly, the volume or value of any referrals or any other federal health care program business generated between the Company and such Trading Partners.

                      (d)     Neither the Company nor any of its current directors, officers, employees, or Trading Partners or, to the Company’s Knowledge, former directors, officers, employees or Trading Partners with respect to the period during which they were associated with the Company, has been debarred or subject to mandatory or permissive exclusion from participation in Medicare, Medicaid, or any other federal or state healthcare program.

                      (e)     There has not been any violation of any Healthcare Laws by the Company in its maintenance of all records required under any Healthcare Laws that would give rise to any Company liability for such violation.

          2.30     Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. The Company hereby expressly disclaims any representations or warranties contained in the Confidentiality Agreement attached hereto as Exhibit I, unless such representations or warranties are made in this Agreement or in the Disclosure Schedule. Notwithstanding the preceding sentence, no representations or warranties have been made beyond, or in addition to, those expressly set forth herein and in any other agreements, documents or instruments executed and delivered in connection with the transactions contemplated hereunder.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARENT

          The Parent represents and warrants to the Company and the Constituents that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

          3.1     Organization and Corporate Power. The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California. The Parent has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

          3.2     Authorization of Transaction. The Parent has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Parent of this Agreement and the consummation by the Parent of the series of transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Parent. This Agreement has been duly and validly executed and delivered by the Parent and constitutes a valid and binding obligation of the Parent, enforceable against it in accordance with its terms and conditions, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other law affecting or relating to creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          3.3     Noncontravention. Except for the filing of the Maryland Articles of Merger as required by the MGCL, neither the execution and delivery by the Parent of this Agreement, nor the consummation by the Parent of the transactions contemplated hereby, will (a) conflict with or violate any provision of the charter or by-laws of the Parent, (b) require on the part of the Parent any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Parent is a party or by which it is bound or to which any of its assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the series of transactions contemplated hereby, or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the series of transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent or any of its properties or assets.

          3.4     Litigation. Except as set forth on Schedule 3.4, as of the date of this Agreement, there is no action, suit, investigation or proceeding pending against or, to the Parent’s Knowledge, threatened against or affecting Parent or any of its respective officers or directors in their capacity as officers or directors of Parent before any court or arbitrator or any governmental body, agency or official, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the series of transactions contemplated hereby.

          3.5     Disclosure. No representation or warranty by the Parent contained in this Agreement, and no statement contained in any schedule hereto or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Parent pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

          3.6     Valid Issuance of Shares. The Parent Shares issued as part of the Closing Amount will, when issued and delivered to the Constituents in accordance with the terms hereof, be duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with applicable federal and state securities laws.

          3.7     SEC Filings.

                    (a)     Since April 1, 2005 and through the date of this Agreement, the Parent has timely filed all required reports and forms and other documents (including exhibits and all other information incorporated therein) with the SEC (the “Parent SEC Filings”). As of their respective dates (and without giving effect to any amendments or modifications filed after the Closing Date), the Parent SEC Filings complied (and each of the Parent SEC filings filed after the date of this Agreement but prior to the Closing Date, will comply) as to form with requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Filings. As of their respective filing dates, each Parent SEC Filing filed prior to the date of this Agreement pursuant to the Securities Act or the Exchange Act did not (or in the case of Parent SEC Filings filed after the date of this Agreement but prior to the Closing Date, will not) contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

                     (b)     Each of Parent’s consolidated statements of financial condition or balance sheets included in or incorporated by referenced into the Parent SEC Filings, including related notes and schedules, fairly presented in all material respects (or, in the case of Parent SEC Filings filed after the date of this Agreement but prior to the Closing Date, will fairly present in all material respects) the consolidated financial position of Parent and its Subsidiaries as of the date of such balance sheet and each of the Parent’s consolidated statements of income, cash flows and changes in stockholders’ equity included in or incorporated by reference into Parent SEC Filings, including any related notes and schedules, fairly presented in all material respects (or, in the case of Parent SEC Filings filed after the date of this Agreement but prior to the Closing Date, will fairly present in all material respects) the consolidated results of operations, cash flows and changes in stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved (except as may be noted therein and except, in the case of unaudited statements, for the absence of notes).

          3.8     Material Adverse Change. Except as has been publicly disclosed or is publicly disclosed prior to the date of this Agreement, since July 29, 2008, there have been no transactions, conditions or events which, individually, or in the aggregate constitute or has had a Parent Material Adverse Effect. Since January 1, 1998, the Parent has not received written notice from the SEC that it will require the Parent to restate any of the financial statements of the Parent included in the Parent SEC Filings or that the SEC is making an investigation of the Parent’s financial statements or accounting practices.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB
REGARDING MERGER SUB

          The Parent and Merger Sub, jointly and severally, represent and warrant to the Company and the Constituents that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

          4.1     Organization and Corporate Power. The Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The

Merger Sub has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

          4.2     Authorization of Transaction. The Merger Sub has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Merger Sub of this Agreement and the consummation by the Merger Sub of the series of transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Merger Sub. This Agreement has been duly and validly executed and delivered by the Merger Sub and constitutes a valid and binding obligation of the Merger Sub, enforceable against it in accordance with its terms and conditions, except to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other law affecting or relating to creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          4.3    Noncontravention. Except for the filing of the Maryland Articles of Merger as required by the MGCL, neither the execution and delivery by the Merger Sub of this Agreement, nor the consummation by the Merger Sub of the series of transactions contemplated hereby, will (a) conflict with or violate any provision of the charter or by-laws of the Merger Sub, (b) require on the part of the Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Merger Sub is a party or by which it is bound or to which any of its assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the series of transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the series of transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Merger Sub or any of its properties or assets.

          4.4     Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against or, to the Merger Sub’s Knowledge, threatened against or affecting Merger Sub or any of its respective officers or directors in their capacity as officers or directors of Merger Sub before any court or arbitrator or any governmental body, agency or official, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the series of transactions contemplated hereby.

          4.5     Disclosure. No representation or warranty by the Merger Sub contained in this Agreement, and no statement contained in any schedule hereto or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Merger Sub pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

ARTICLE V
PRE-CLOSING AND POST-CLOSING COVENANTS

          5.1     Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

        5.2      Governmental and Third-Party Notices and Consents.

                   (a)      Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

                   (b)     The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Disclosure Schedule or resulting from the delivery requirements set forth in Section 6.

          5.3    Operation of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, the Company shall conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, prior to the Closing, the Company shall not, without the written consent of the Parent:

                   (a)     except pursuant to the exercise of existing Options or the removal of restrictions on any restricted stock of the Company, issue or sell any stock or other securities of the Company or any options, warrants or rights to acquire any such stock or other securities, or amend any of the terms of (including the vesting of) any options, warrants or restricted stock agreements, or repurchase or redeem any stock or other securities of the Company;

                   (b)     split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

                   (c)    create, incur or assume any indebtedness (including obligations in respect of capital leases), other than changes in the principal balance of the Company line of credit; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or make any loans, advances or capital contributions to, or investments in, any other Person;

                   (d)     enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement of the type described in Section 2.21 (k) or increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees (except for (i) existing payment obligations listed in Section 2.21 of the Disclosure Schedule, (ii) the bonuses listed in Section 5.3(d) of the Disclosure Schedule, which bonus shall be accrued for on the Final Balance Sheet and paid by the Surviving Corporation with ten (10) Business Days after the Closing Date, or (iii) bonuses otherwise paid in the Ordinary Course of Business and not in excess of $10,000) or hire any new officers or (except in the Ordinary Course of Business) any new employees;

                   (e)     acquire, sell, lease, license or dispose of any assets or property other than purchases and sales of assets in the Ordinary Course of Business with a value not in excess of $50,000;

                   (f)     mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

                   (g)     discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

                   (h)     amend its Articles of Incorporation, By-laws or other organizational documents;

                   (i)     change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP, or make any new elections, or changes to any current elections, with respect to Taxes;

                   (j)      enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature required to be listed in Section 2.12, Section 2.13 or Section 2.14 of the Disclosure Schedule (other than new customer agreements providing for the payment by the customer of not more than $100,000 per annum individually or $400,000 per annum for all such agreements in the aggregate);

                   (k)     make or commit to make any capital expenditure in excess of $50,000 per item or $100,000 in the aggregate;

                   (l)     institute or settle any Legal Proceeding;

                   (m)    take any action of a nature required to be listed in Section 2.7 of the Disclosure Schedule;

                   (n)     take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of the Indemnifying Stockholders or of the Company set forth in this Agreement becoming untrue or (ii) any of the conditions to the Merger set forth in Article VI not being satisfied; or

                    (o)    agree in writing or otherwise to take any of the foregoing actions.

          5.4     Access to Information.

          From the date of this Agreement until the Closing, the Company shall permit representatives of the Parent to have access (at reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Company) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company (other than attorney/client privileged information or attorney work product regarding or related to the drafting and negotiation of this Agreement, the other agreements and documents contemplated hereby, and transactions contemplated hereby and thereby). Parent shall not meet with the Company’s customers and suppliers (in person or otherwise) to discuss, and shall use its Reasonable Best Efforts not to discuss otherwise with such customers or suppliers, the Company’s relationship with such customers or suppliers without informing the Company reasonably in advance of such meeting and giving the Company the opportunity to be present at such meeting.

          5.5     Notice of Breaches.

                    (a)     From the date of this Agreement until the Closing, the Company shall promptly deliver to the Parent supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the Disclosure Schedule inaccurate or incomplete at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule unless Parent expressly agrees in writing.

                    (b)     From the date of this Agreement until the Closing, the Parent shall promptly deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement unless the Stockholder Representatives expressly agree in writing.

          5.6     Exclusivity.

                    (a)     From the date of this Agreement until the Closing or otherwise upon termination of this Agreement, the Company shall not, and the Company shall require each of its officers, directors, employees, representatives, stockholders and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Parent) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any division of the Company, (ii) furnish any non-public information concerning the business, properties or assets of the Company or any division of the Company to any party (other than the Parent or its representatives) or (iii) engage in discussions or negotiations with any party (other than the Parent) concerning any such transaction.

                    (b)     The Company shall immediately notify any party with which discussions or negotiations of the nature described in paragraph (a) above were pending that the Company is terminating such discussions or negotiations. If the Company or any Company Stockholder receives any inquiry, proposal or offer of the nature described in paragraph (a) above, the Company shall, within three (3) Business Days after such receipt, notify the Parent of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

          5.7     Expenses. Except as expressly set forth in this Agreement, each of the Parties shall bear its own costs and expenses (including legal, investment banking and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. For the avoidance of doubt, the Company shall not pay any costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, but not limited to, those fees, costs and other expenses of Whiteford Taylor & Preston, LLP not otherwise accrued on the Final Balance Sheet.

          5.8     Proprietary Information. From and after the Closing, no Company Stockholder shall disclose or make use of, and each Company Stockholder shall cause all of his Affiliates not to disclose or make use of, any knowledge, information or documents of a confidential nature or not generally known to the public with respect to the Company or the Parent and their respective businesses (including the financial information, technical information or data relating to the Company’s services and names of customers of the Company), except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by any Company Stockholder or an Affiliate.

          5.9     Stockholder Approval.

                    (a)     The Company shall call a special meeting of the Company Stockholders as promptly as practicable and shall use its Reasonable Best Efforts to obtain, as promptly as practicable, the Requisite Stockholder Approval at the special meeting of Company Stockholders, all in accordance with the applicable requirements of the MGCL. In connection with such special meeting of Company Stockholders, the Company shall provide to the Company Stockholders the Information Statement, which shall include (A) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Constituents and the authority of the Stockholder Representatives, and a statement that the adoption of this Agreement by the Company Stockholders shall constitute approval of such terms), and (B) if applicable, a statement that appraisal rights are available for the Company Shares pursuant to Title 3, Subtitle 2 of the MCGL and a copy of such Title 3, Subtitle 2. The Parent agrees to cooperate with the Company in the preparation of the Information Statement. The Company agrees not to distribute the

Information Statement until the Parent has had a reasonable opportunity to review and comment on the Information Statement and the Information Statement has been approved by the Parent (which approval may not be unreasonably withheld, conditioned or delayed). The Company shall not disclose Parent’s review of such Information Statement in an effort to solicit support for the Merger, nor shall any mention of Parent’s review or approval be set forth therein.

                    (b)     The Company shall ensure that the Information Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning the Parent or the Merger Sub furnished in writing for inclusion of the Information Statement).

          5.10   Confidentiality. Each of the parties hereto agrees that the information obtained in any investigation pursuant to the negotiation and execution of this Agreement or the effectuation of the transaction contemplated hereby, shall be governed by the terms of the Confidentiality Agreement attached hereto as Exhibit I, provided, however, that Parent may make such disclosures as may be required under applicable law.

          5.11   Employee Benefit Plans.

                    (a)     Provided that the cost to the Surviving Corporation and Parent and any of their Affiliates is not more than 120% of the costs on a per capita basis incurred by the Company for such plans and benefits during the one year period immediately prior to Closing, then for a period of twelve months following the Closing (the “Transition Period”), the Parent or Surviving Corporation or their Affiliates will maintain such of the Company’s group medical benefit plans and other employee benefit plans, programs and policies, or substantially similar plans, programs and policies, as are in effect as of the Closing and set forth on Section 5.11 (a) of the Disclosure Schedule. On, or as soon as reasonably practicable after the end of the Transition Period, the Parent or Surviving Corporation or their Affiliates will cause the Company’s employees that, as of such date, have become employees of the Parent or Surviving Corporation or their Affiliates to be eligible for coverage under a group medical benefit plan and other employee benefit plans, programs and policies which are the same as or comparable to those maintained for similarly situated employees of the Parent or its Affiliates. Nothing set forth herein shall (i) constitute an offer or guarantee of such employment by Parent, Surviving Corporation or any of their Affiliates or (ii) constitute an offer or guarantee of by Parent, Surviving Corporation or any of their Affiliates that it will be able to maintain such plans or that Parent or Surviving Corporation or any of their Affiliates will offer any particular employee benefit plan, to any particular employee or that Parent or Surviving Corporation or any of their Affiliates will offer any employee benefit plan at all to any of its employees.

                    (b)     Parent hereby agrees that, from and after the last day of the Transition Period, Parent shall grant or cause the Surviving Corporation to grant all employees of the Company who are still employed by Parent, Surviving Corporation or any of their Affiliates as of the last day after the Transition Period credit for any service with the Company earned prior to the end of the Transition Period for: (i) purposes of vacation accrual under any employee vacation plan or policy established or maintained by Parent, Surviving Corporation or any of their Affiliates on or after the Transition Period, (ii) eligibility and vesting under Parent’s, Surviving Corporation’s or any of their Affiliate’s 401k plan existing as of the end of the Transition Period, and (iii) fulfillment of the one year eligibility waiting periods requirements under any of Parent’s, Surviving Corporation’s or any of their Affiliate’s health insurance plan existing as of the Transition Period. Parent shall amend or cause the Surviving Corporation to amend its health insurance and retirement plans (to the extent permitted by such plans) and its vacation plans or policies as necessary to accommodate the grant of service credit for employees of the Company.

                      (c)     Parent hereby agrees that, from and after the Closing Date, Parent shall provide, or cause the Surviving Corporation to provide, continuation of health insurance coverage pursuant to COBRA to each “qualified beneficiary,” within the meaning of COBRA and the regulations thereunder, who was continuing coverage under the Company’s health insurance plans pursuant to COBRA as of the Closing Date, and to each employee of the Company that become employed by the Parent, Surviving Corporation or their Affiliates and who is, or becomes, a “qualified beneficiary” within the meaning of COBRA and the regulations thereunder and who loses coverage under the Company’s health insurance plans due to a “qualifying event” within the meaning of COBRA and the regulations thereunder during the Transition Period.

          5.12     Parent Options.

                      (a)     Options to purchase Parent Shares shall be granted, and agreements representing the same substantially in the form attached hereto as Exhibit J shall be issued, by Parent to the Company employees set forth on, and representing the right to purchase such number of Parent Shares per such employee calculated in accordance with, Section 5.12(a) of the Disclosure Schedule as soon as reasonably practical after Closing in accordance with Parent’s plans and policies regarding the granting of options (including, but not limited to, any blackout periods), which options to purchase Parent Shares shall in the aggregate have a Black-Scholes valuation on the date of grant equal to $1,000,000.

                      (b)     In addition to the options described in Section 5.12(a), Parent shall grant options to purchase 50,000 Parent Shares, and issue agreements representing the same substantially in the form attached hereto as Exhibit K, in accordance with and subject to the conditions set forth on Section 5.12(b) of the Disclosure Schedule, the granting of which options to be made in accordance with Parent’s plans and policies regarding the granting of options (including, but not limited to, any blackout periods).

          5.13     Bonus Pool. Surviving Corporation will make available a bonus pool for each of the first two years following the Closing (the “Bonus Pool”). The terms and administration of the Bonus Pool and the payment of any amounts thereunder shall be conducted and made in accordance with Section 5.13 of the Disclosure Schedule.

          5.14     Grant of Certain Authority. The Surviving Corporation shall grant Mr. Good those certain authorities as are set forth in Section 5.14 of the Disclosure Schedule.

          5.15     Issuance of Parent Shares. The Parent shall work in good faith to ensure that the stock certificates representing the Parent Shares portion of the Closing Amount be issued to the Constituents entitled thereto as soon as reasonably practicable after the Closing pursuant to the issuance order referenced in Section 1.3(b)(iv) above.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF MERGER

          6.1       Conditions to Obligations of the Parent and Merger Sub. The obligation of the Parent and Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by the Parent) of the following additional conditions:

                      (a)     Dissenting Shares (Section 1.8) shall not exceed 4% of the issued and outstanding shares of the Company;

                      (b)     the Company shall have obtained at its own expense (and shall have provided copies thereof to the Parent) all of the waivers, permits, consents, approvals, novations or other authorizations whatsoever, and effected all of the registrations, filings and notices which are required on the part of the Company to consummate the transactions contemplated by this Agreement, including, but not limited to, the consents set forth in Section 2.4(c) of the Disclosure Schedule (provided, however, that obtaining the consents, releases and waivers set forth in Section 1.9(b)(i) of the Disclosure Schedule shall not be a condition to Closing), and to otherwise comply with all applicable laws and regulations in connection with the consummation of the series of transactions contemplated by this Agreement;

                      (c)     the representations and warranties of the Company and the Indemnifying Stockholders set forth in this Agreement shall be true and correct in all material respects as of the Closing except to the extent they pertain to a different date;

                      (d)     the Company and each of the Constituents shall each have performed or complied with in all material respects its or his agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

                      (e)     no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the series of transactions contemplated by this Agreement or any one of them, (ii) cause the series of transactions contemplated by this Agreement or any one of them to be rescinded following consummation or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

                      (f)     the Company shall have delivered to the Parent the Company Certificate;

                      (g)    the Parent shall have received the resignations, effective as of the Closing, of each director and officer of the Company specified by the Parent;

                      (h)     the Parent shall have received such other certificates and instruments (including certificates of good standing of the Company in its jurisdiction of organization,

certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing;

                      (i)     Perry Snyder and Don Good shall have entered into an employment agreement (including noncompete, invention assignment and non-solicitation provisions) with the Surviving Corporation that is acceptable to the Surviving Corporation;

                      (j)     all Company Stock Plans shall have been terminated;

                      (k)     since the date of this Agreement, there will not have occurred and there will have been no change, event or development that has had or may reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

                      (l)     all outstanding Options shall have been exercised or terminated and all holders of Options shall have delivered their respective Option Termination Agreements and all Company Stock Plans shall have been terminated;

                      (m)    the Parent shall have received from each Constituent an executed Confidential Investor Questionnaire in the form attached hereto as Exhibit H;

                      (n)    the Company shall have obtained the Requisite Stockholder Approval of the Company Stockholders;

                      (o)    the Parent shall have received the legal opinion of the Company’s counsel substantially in the form of Exhibit G, attached hereto, dated as of the date of this Agreement; and

                      (p)    the Company shall have purchased tail coverage D&O and employment practices insurance, and shall have accrued the cost of purchasing tail coverage E&O insurance, covering any claims made within two (2) years after the Closing Date that are based upon or relate to acts, events or omissions that occurred any time prior to Closing, such insurance to have deductibles and coverage amounts that are no less favorable to the Company and the Surviving Corporation as the insurance the Company had in place during the six months immediately prior to Closing. In the event the coverage that would be afforded to the Surviving Corporation through the purchase of the aforementioned tail coverage E&O insurance is already covered by Parent’s insurance policies as in place at Closing and without any additional cost to Parent, the accrual for the cost of purchasing tail coverage E&O insurance shall be reversed for purposes of calculating the Final Balance Sheet.

          6.2       Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or waiver by the Company) of the following additional conditions:

                      (a)     the Parent shall have obtained at its own expense (and shall have provided copies thereof to the Company) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices which are required on the part of the Parent and/or the Merger Sub to consummate the series of transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the series of transactions contemplated by this Agreement;

                      (b)     the representations and warranties of the Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the Closing except to the extent they pertain to a different date;

                      (c)     each of the Parent and the Merger Sub shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

                      (d)     no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

                      (e)     the Parent shall have delivered to the Company the Parent Certificate;

                      (f)     the Company shall have received such other certificates and instruments (including certificates of good standing of the Parent and Merger Sub in their respective jurisdiction of organization, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing;

                      (g)     the Surviving Corporation shall have entered into separate employment agreements with each of Perry Snyder and Don Good that is reasonably acceptable to each of such individuals, respectively;

                      (h)     the Parent shall have delivered to the Stockholder Representatives an executed Registration Rights Agreement substantially in the form attached hereto as Exhibit L;

                      (i)     the Parent’s board of directors shall have approved the option grants contemplated by Section 5.12 of this Agreement; and

                      (j)     since the date of this Agreement, there will not have occurred and there will have been no change, event or development that has had or may reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE VII
INDEMNIFICATION

          7.1     Indemnification by the Constituents. Except as otherwise set forth in this Article VII, the Indemnifying Stockholders shall severally, and not jointly, indemnify the Parent in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Surviving Corporation or the Parent or any Affiliate thereof resulting from, relating to or constituting the matters set forth in this Section 7.1. For purposes of clarity, “severally, and not jointly” as used in the immediately preceding sentence shall relate only to the respective liability of the Indemnifying Stockholders and shall in no way prohibit Parent from joining all Indemnifying Stockholders in a single proceeding to seek indemnification hereunder. In addition to the foregoing, and not by way of limitation, the Parent’s right to indemnification hereunder shall not be affected by (i) any investigation conducted by Parent or any of its Affiliates; or (ii) any disclosures in the Disclosure Schedule that are referenced in Section 7.1 to the Disclosure Schedule.

                    (a)     Any breach of any representation or warranty of the Company or the Indemnifying Stockholders contained in this Agreement (other than any breach or alleged breach of Section 2.9 of this Agreement which shall be resolved pursuant to Article VIII of this Agreement) or any other agreement or instrument furnished by the Company or any Constituent to the Parent, the Merger Sub, the Surviving Corporation or any other Affiliate of the Parent pursuant to this Agreement, as though such representations and warranties were restated and made at and as of the Closing Date;

                    (b)     Any failure to perform any covenant or agreement of the Company or any Constituent contained in this Agreement or any agreement or instrument furnished by the Company or any Constituent to the Parent, the Merger Sub, the Surviving Corporation or any other Affiliate of the Parent pursuant to this Agreement;

                    (c)     Any failure of any Constituent to have good, valid and marketable title to the issued and outstanding Company Shares or Options, as the case may be, registered in such Constituent’s name, free and clear of all Security Interests;

                    (d)     Any costs, fees or expenses (including, but not limited to, attorneys’ fees and expenses) related to any dissenting Company Stockholder’s right to, or claim or demand for, appraisal under the MGCL or the settlement or satisfaction thereof;

                    (e)     Any claim by a Company Stockholder, Option holder or former stockholder or option or warrant holder of the Company (including, but not limited to, a holder or former holder of Dissenting Shares), or any other Person, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of stock of the Company which differ from those set forth in the Disclosure Schedule; (ii) any rights of a stockholder (other than the right to receive the Aggregate Transaction Consideration pursuant to this Agreement), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Articles of Incorporation or By-laws of the Company; (iv) any claim that his, her or its shares were wrongfully repurchased by the Company; (v) any inaccuracy or misstatement in a Payment Information Certificate, with respect or related to any Payment Information, or any release or disbursement of any Escrow Amount in accordance with the Payment Information set forth in any Payment Information Certificate; or

                    (f)     Any Third Party Actions concerning matters related to the Company which matter giving rise to the Third Party Action occurred prior to the Closing Date, regardless of when such Third Party Action is filed or otherwise instituted.

                    (g)     To the extent any Damages to which the Parent is entitled to indemnification pursuant to this Article VII consists of (i) fees, costs and expenses of Parent’s, the Surviving Corporation’s or their Affiliate’s outside legal counsel and professional advisors or (ii) amounts paid to a third-party as part of a judgment, settlement or other resolution of a Third Party Claim, then in such event Parent shall be entitled to indemnification at the rate of 110% of any such Damages actually incurred by Parent, the Surviving Corporation or their Affiliates. To the extent any director or employee of the Parent, the Surviving Corporation or their Affiliates (including, but not limited to, individuals that may be Constituents) spends time managing, negotiating, overseeing, preparing for, defending or otherwise focusing their time on claims or other matters to which the Parent is entitled to indemnification pursuant to this Article VII, the Parent shall be entitled (in addition to any other indemnification to which it is entitled hereunder) to indemnification for each hour (or six minute intervals of a partial hour) spent by any such director or employee at the rate of 150% of such director’s or employee’s Per Hour Rate. The Parent shall also be entitled to indemnification pursuant to, and at the rates set forth in, this Section 7.1(g) for (i) fees, costs and expenses of Parent’s, the Surviving Corporation’s or their Affiliate’s outside legal counsel and professional advisors and (ii) time spent by any director or employee of the Parent, the Surviving Corporation or their Affiliates (including, but not limited to, individuals that may be Constituents), in connection with or related to (A) the review, negotiation and approval of the consents, releases and/or waivers contemplated by Section 1.9(b)(i) of this Agreement or (B) any dispute regarding or under a contract or agreement to which consents, releases and/or waivers are required to be obtained pursuant to Section 1.9(b)(i) of this Agreement.

          7.2     Indemnification by the Parent. The Parent shall indemnify the Constituents in respect of, and hold them harmless against, any and all Damages incurred or suffered by the Constituents resulting from, relating to or constituting:

                    (a)     any breach of any representation or warranty of the Parent or the Merger Sub contained in this Agreement or any other agreement or instrument furnished by the Parent or the Merger Sub to the Company or the Stockholder Representatives pursuant to this Agreement; or

                    (b)     any failure to perform any covenant or agreement of the Parent or the Merger Sub contained in this Agreement or any agreement or instrument furnished by the Parent or the Merger Sub to the Company or the Stockholder Representatives pursuant to this Agreement.

          7.3     Indemnification Claims.

                    (a)     Notice of Third Party Actions. An Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third Party Action. Such notification shall be given within twenty (20) days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.

                    (b)     Indemnification by the Constituents of Third Party Actions. The obligations and liabilities of the Constituents with respect to a Third Party Action for which the Parent is entitled to indemnification pursuant to this Article VII will be subject to the following terms and conditions. The Parent will have the right (including the selection of counsel) to defend against, direct the defense of, or settle any such Third Party Action and any related Legal Proceeding, but the Stockholder Representatives must reasonably cooperate in the defense thereof. In connection therewith, the Parent agrees (i) to keep the Stockholder Representatives reasonably informed of its defense and resolution of the Third Party Action, (ii) to report to the Stockholder Representatives in writing, at least quarterly, as to the amount of Damages (including attorneys’ fees and expenses) incurred as of the date of such report, and (iii) that it will make reasonable judgments with respect to incurring costs and expenses (including the selection of outside counsel) in a similar matter and based on similar factors as it does for similar third party claims for which it has no claim against the Constituents for indemnification. No compromise, discharge or settlement of, or admission of liability in connection with, such claims may be effected by the Parent without the written consent of the Stockholder Representatives (which consent will not be unreasonably withheld or delayed), unless the Parent has waived any right to indemnification therefor by the Constituents. So long as the Parent is conducting the defense of the Third Party Action in accordance with clause (ii) of this Section 7.3(b), the Stockholder Representatives may retain separate co-counsel at their sole cost and expense and participate in the defense of the Third Party Action.

                    (c)     Indemnification by the Parent of Third Party Actions. The obligations and liabilities of Parent hereunder with respect to a Third Party Action for which the Constituents are entitled to indemnification pursuant to this Article VII will be subject to the following terms and conditions:

                              (i)     The Parent will have the right, but not the obligation, to defend against and to direct the defense of any such Third Party Action and any related Legal Proceeding at the Parent’s sole cost and expense and with counsel of Parent’s choosing (subject to the approval of the Stockholder Representatives, which will not be unreasonably withheld or delayed) and the Stockholder Representatives will reasonably cooperate in the defense thereof. The Stockholder Representatives may participate in such defense with counsel of their own choosing, provided that the Parent will not, following written notice of its election to defend against and direct the defense of any such Third Party Action, be liable to the Constituents under this Article VII for any fees of other counsel or any other expenses with respect to the defense of such Legal Proceeding incurred by the Constituents in connection with the defense of such Legal Proceeding unless the Constituents are also a party to such Third Party Action and the

Stockholder Representatives determine in good faith that Constituents have available to them one or more defenses or counterclaims that are inconsistent with those of the Parent. If the Parent assumes the defense of a Third Party Action, no compromise, discharge or settlement of, or admission of liability in connection with, such claims may be effected by the Parent without the written consent of the Stockholder Representatives (which consent will not be unreasonably withheld or delayed) unless (x) there is no finding or admission of any violation of law or any violation of the rights of any Person and no effect on any other claims that may be made against the Constituents, and (y) the sole relief provided is monetary damages that are paid in full by the Parent. The Parent will have no liability with respect to any compromise or settlement of such claims effected without its written consent (which consent will not be unreasonably withheld or delayed).

                              (ii)     Notwithstanding the provisions of Section 7.3(c)(i) of this Agreement, if the Parent fails or refuses to undertake the defense of such Third Party Action within fourteen (14) days after delivery of written notification to the Parent of the commencement of such Third Party Action or if the Parent later withdraws from such defense, the Stockholder Representatives will have the right to undertake the defense of such claim with counsel of their own choosing, with the Parent responsible for the costs and expenses of such defense and bound by any determination made in such Third Party Action or any compromise or settlement effected by the Constituents.

                    (d)     In order to seek indemnification under this Article VII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party. If the Indemnified Party is the Parent and is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnifying Party shall deliver a copy of the Claim Notice to the Escrow Agent.

                    (e)     Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer, provided that if the Indemnified Party is the Parent and is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnifying Party and the Indemnified Party shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to release the Claimed Amount to the Parent from the Escrow Amount); (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Agreed Amount, by check or by wire transfer, provided that if the Indemnified Party is the Parent and is seeking to enforce such claim pursuant to the Escrow Agreement, the Indemnifying Party and the Indemnified Party shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to release the Claimed Amount to the Parent from the Escrow Amount); or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

                    (f)     During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, such Dispute shall be settled by final, binding arbitration pursuant to the Federal Arbitration Act, 9 U.S.C. § 1 et seq., in accordance with the applicable rules of the American Arbitration Association (“AAA”) in effect at such time, which will be the sole and exclusive procedures for any such disagreement. The arbitration will be heard before a sole neutral arbitrator mutually agreed upon by the Indemnifying Party and the Indemnified Party. If such Parties cannot agree upon such an arbitrator within ten (10) Business Days after the date referenced in the first sentence of this subsection (iii), AAA will appoint an arbitrator with expertise in the general industry of the business engaged in by the Surviving Corporation. Without limiting the generality of the foregoing, the arbitrator will have no authority to award any special, punitive, exemplary, consequential, incidental or indirect losses or Damages. Judgment upon any award granted in a proceeding brought pursuant to this subsection (f) may be entered in any court of competent jurisdiction. If the Indemnified Party is the Parent and is seeking to enforce the claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Indemnifying Party shall deliver to the Escrow Agent, promptly following resolution of the Dispute (whether by mutual agreement, arbitral decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Amount shall be released to the Parent and/or the Indemnifying Stockholders (which notice shall be consistent with the terms of the resolution of the Dispute). All arbitration proceedings will take place in Philadelphia, Pennsylvania, unless the Dispute or a portion thereof relates to or involves (i) a contract or agreement to which consents, releases and/or waivers are required to be obtained pursuant to Section 1.9(b)(i) of this Agreement, or (ii) the Parent’s right to indemnification pursuant to the last sentence of Section 7.1(g), in which case the arbitration proceedings will take place in Orange County, California. Should it become necessary to resort or respond to court proceedings to enforce a Party’s compliance with Article VII, such proceedings will be brought only in the federal or state courts located in Philadelphia, Pennsylvania or Orange County, California, as applicable (determined based on the nature of and corresponding location for arbitration of the Dispute in accordance with the immediately preceding sentence), which will have exclusive jurisdiction to resolve any disputes with respect to Article VII, with each Party irrevocably consenting to the jurisdiction thereof.

          7.4     Survival of Representations and Warranties. All representations and warranties that are covered by the indemnification agreements in Section 7.1(a) and Section 7.2(a) of this Agreement shall (a) survive the Closing and (b) shall expire on the date which is twenty-four (24) months following the Closing Date except for those representations and warranties concerning Capitalization (Section 2.2), Taxes (Section 2.9), Employee Benefits (Section 2.21) and Environmental (Section 2.22), which shall be for their respective statute of limitations. If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only to the extent of, and for purposes of the resolution of, the specific matter covered by such notice. If the Legal Proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved, the Indemnified Party shall promptly so notify the Indemnifying Party and if the Indemnified Party has delivered a copy of the Expected Claim Notice to the Escrow Agent with respect to such Expected Claim Notice, the Indemnifying Party and the Indemnified Party shall promptly deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to release such retained funds from the Escrow Amount in accordance with the resolution of such matter pursuant to the terms of the Escrow Agreement. The rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation or due diligence conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any Closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

          7.5     Treatment of Indemnity Payments. Any payments made to an Indemnified Party pursuant to this Article VII shall be treated as an adjustment to the Aggregate Transaction Consideration for Tax purposes.

          7.6     Limitations.

                    (a)     No claim for indemnity under this Agreement may be made unless (i) the amount of determined indemnifiable Damages incurred with respect to such claim exceeds fifteen thousand dollars ($15,000), and (ii) the aggregate of all claims for Damages exceeds one hundred fifty thousand dollars ($150,000), at which time claims may be made for the amount of by which the aggregate of all such claims for Damages exceeds one hundred fifty thousand dollars ($150,000). By way of example only, if there are a series of claims that aggregate $150,001, then Parent may make a claim for indemnity in the amount of $1; and thereafter may make claims for indemnity for the entire amount of such claims. Notwithstanding anything to the contrary in this Agreement, the Parent’s right to the following indemnity shall not be subject to the limitations, and shall be without regard to the threshold amounts, of this Section 7.6(a): (i) the indemnity obligations set forth in Section 7.1(d) and the last sentence of Section 7.1(g) and (ii) any Third Party Action regarding or under a contract or agreement to which consents, releases and/or waivers are required to be obtained pursuant to Section 1.9(b)(i) of this Agreement.

                    (b)     The Parent shall be limited to the following rights in satisfying its claims for Damages under Section 1.6 and 1.8 and Article VII and VIII:

                              (i)     The Parent shall have the obligation to satisfy any indemnifiable Damages which it may determine under Sections 1.6 and 1.8 and Articles VII and VIII hereof first from the Escrow Amount and then as set forth in subsection (ii) hereof.

                              (ii)    To the extent that the Escrow Amount is insufficient to pay in full any determined indemnifiable Damages under Sections 1.6 and 1.8 and Articles VII and VIII hereof, the Parent shall have the right to set off any determined indemnifiable Damages under Sections 1.6 and 1.8 and Articles VII and VIII hereof against any amounts payable, but not yet paid, to the Constituents hereunder, including, without limitation, any additional consideration payable under Sections 1.6 and 1.7 of this Agreement.

                              (iii)   For purposes of clarity: (A) except as set forth in Section 7.6(g) below, Parent’s right to recovery for indemnifiable Damages under Section 1.6 and 1.8 and Article VII and VIII of this Agreement shall be limited to the remedies described in Section 7.6(b)(i) and 7.6(b)(ii) above; and (B) Parent shall have the right to satisfy any indemnifiable Damages in accordance with Sections 7.6(b)(i) and (b)(ii) above against the entire amount of the Escrow Amount and any and all amounts payable, but not yet paid, to the Constituents hereunder, not just portions thereof that would otherwise be paid or disbursed to the Indemnifying Stockholders, and the Constituents understand, acknowledge and agree (as evidenced by, in the case of the Company Stockholders, the approval of the Merger and, in the case of the holders of Options, the execution and delivery of the Option Termination Agreements by such holders of Options) to the foregoing. Notwithstanding the preceding, except as set forth in Section 7.6(g) below, in no event shall Parent have the right to recover any amount previously paid to the Constituents or to proceed directly against any individual Constituent in order to recover for any indemnifiable Damages under Section 1.6 and 1.8 and Article VII and VIII of this Agreement.

                              (iv)    Notwithstanding any other provision herein, to the extent that any indemnifiable Damages under Section 1.6, Section 1.8, Article VII or Article VIII are satisfied, they shall not otherwise be deducted from Post-Closing Net Income of the Surviving Corporation for purposes of determining the Earnout Payments.

                    (c)     In determining the amount of any indemnification obligations under this Article VII, the amount of any obligation for which indemnification may be claimed by any Indemnified Party shall be reduced by any insurance proceeds received by the Indemnified Party (or by any Affiliate of the Indemnified Party) with respect to the matter that is the subject of the indemnified claim or any tax benefit actually received as a reduction in tax due or receipt of a tax refund. Each Indemnified Party (on behalf of itself and its Affiliates) agrees to make good faith, commercially reasonably efforts to obtain all such insurance proceeds available to it; provided, however, that no claim for indemnification shall be conditioned upon the final resolution of such insurance claim – the proceeds of such claim to be paid back to the Indemnifying Party if collected after the payment by the Indemnifying Party to the Indemnified Party concerning such claim.

                    (d)     Notwithstanding anything to the contrary contained in this Agreement, no claim for indemnity under this Agreement may be made to the extent such claim relates to amounts that are accrued for as current liabilities on the Final Balance Sheet as determined by the parties pursuant to Section 1.6.

                    (e)     In no event shall Parent’s aggregate indemnity obligation for a breach of the representations and warranties set forth in Section 3.7 exceed $2,750,000.

                    (f)     The remedies set forth in this Article VII shall be the exclusive remedy of the Parties with respect to the matters set forth in this Article VII.

                    (g)     Notwithstanding anything to the contrary in this Agreement, the limitations set forth in this Section 7.6, including, but not limited to Section 7.6(f), or elsewhere in this Agreement shall not apply to claims based on fraud or intentional misrepresentation on the part of any Indemnifying Stockholder, with respect to which claims the Parent and its Affiliates reserve any and all rights and remedies to which they may be entitled at law or in equity; provided, however, that Parent’s right to recovery under this Section 7.6(g) shall be limited to (i) recovery from the Escrow Amount, (ii) a right to set off against any amounts payable to the Constituents hereunder, including, without limitation, any additional consideration payable under Sections 1.6 and 1.7 of this Agreement and (iii) recovery directly from the Indemnifying Stockholders up to an amount equal to the final Adjusted Aggregate Payment Amount received and to be received by the Indemnifying Stockholders hereunder, but, as to each individual Indemnifying Stockholder in no event shall such amount be more than such Indemnifying Stockholder’s Total Share of such damages. For purposes of the immediately preceding subsection (iii), any Parent Shares received by the Indemnifying Stockholders hereunder, whether or not then held by such Indemnifying Stockholder, shall be valued using the Share Valuation Method.

ARTICLE VIII
TAX MATTERS

          8.1     Tax Indemnification. The Indemnifying Stockholders shall indemnify and hold harmless the Parent and the Surviving Corporation, and any successors thereto or Affiliates thereof, in respect of and against Damages resulting from, relating to, or constituting (x) a breach of any representation contained in Section 2.9 of this Agreement, (y) the failure to perform any covenant or agreement set forth in this Article VIII, and (z) without duplication, the following Taxes:

                    (a)     Any Taxes for any Taxable period ending on or before Closing Date due and payable by the Company and not reserved for on the Final Balance Sheet;

                    (b)     Any Taxes for any Taxable period ending on or before the Closing Date for which the Company has any liability as a transferee or successor, or pursuant to any contractual obligation or otherwise and not reserved for on the Final Balance Sheet; and

                    (c)     Any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the series of transactions contemplated by this Agreement whether levied on the Parent, the Surviving Corporation, the Company or any of the Constituents.

          8.2     Preparation and Filing of Tax Returns; Payment of Taxes.

                    (a)     The Parent shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns for the Company that are required to be filed (taking into account extensions) after the Closing Date. The Parent shall make or cause to be made all payments required with respect to any such Tax Returns.

                    (b)     Any Tax Return to be prepared and filed for Taxable periods beginning before the Closing Date and ending after the Closing Date shall be prepared on a basis consistent with the last previous similar Tax Return to the extent permitted under applicable law.

          8.3     Audits, Assessments, Etc. Whenever any taxing authority sends a notice of an audit, initiates an examination of the Company, or otherwise asserts a claim, makes an assessment, or disputes the amount of Taxes for which the Constituents are or may be liable under this Agreement, the Parent shall promptly inform the Stockholder Representatives. The failure of the Parent to notify the Stockholder Representatives promptly shall not relieve the Constituents of any obligations under this Agreement except to the extent such failure materially prejudices the Constituents. The Parent shall have the exclusive right to control any resulting proceedings. The Stockholder Representatives shall have the right to participate at the Constituents’ own expense, in such proceeding, or portion thereof, only to the extent such proceeding, or portion thereof, or determination, or portion thereof, affects the amount of Taxes for which the Constituents are liable under this Agreement, and the Parent may settle any such proceeding or determination, or portion thereof, to the extent such proceeding or determination affects the amount of Taxes for which the Constituents are liable under this Agreement only with the prior written consent of the Stockholder Representatives, which consent shall not be unreasonably withheld.

          8.4     Termination of Tax Sharing Agreements. All Tax sharing, Tax indemnity or Tax distribution agreements or similar arrangements with respect to or involving the Company shall be terminated prior to the Closing Date and, after the Closing Date, the Parent, the Company, the Surviving Corporation and their Affiliates shall not be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date.

          8.5     Indemnification Claims.

                    (a)     Scope of Article VIII. Any claim by any Party relating to a breach by another Party of its obligations under this Article VIII shall be pursued in accordance with the procedures for indemnification claims set forth in this Article VIII, and shall not, except for Section 7.6, otherwise be subject to the terms and conditions, set forth in Article VII. To the extent there is any inconsistency between the terms of Article VII and this Article VIII with respect to the allocation of responsibility between the Company, the Constituents and the Parent for Taxes relating to the business of the Company, the provisions of this Article VIII shall govern.

                    (b)     Claim Procedure. For purposes of clarification, (i) claims for a breach of an obligation under this Article VIII may be made by a Party at any time prior to the thirtieth (30th) day after the expiration of the statute of limitations applicable to the Tax matter to which the claim relates, (ii) in order to seek indemnification under this Article VIII, the Parent shall deliver a Claim Notice to the Stockholder Representatives, and if the Parent is seeking to enforce such claim pursuant to the Escrow Agreement, the Parent shall deliver a copy of the Claim Notice to the Escrow Agent in the form prescribed by the Escrow Agreement, (iii) upon delivery of any Claim Notice hereunder, the applicable representation or warranty shall survive until, but only to the extent of, and for purposes of the resolution of, the specific matter covered by such notice, (iv) the Parent and Stockholder Representatives shall promptly deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to release such retained funds of the Escrow Amount pursuant to the terms of the Escrow Agreement in accordance with resolution of the matter, and (v) within twenty (20) days after delivery of a Claim Notice, the Stockholder Representatives shall deliver to the Parent a Response in which the Stockholder Representatives shall: (1) agree that the Parent is entitled to receive all of the Claimed Amount (in which case the Stockholder Representatives and the Parent shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by the Stockholder Representatives and the Parent instructing the Escrow Agent to release the Claimed Amount (or, if lesser, the amount remaining in the Escrow Amount) to the Parent); (2) agree that the Parent is entitled to receive the Agreed Amount (in which case the Stockholder Representatives and the Parent shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Stockholder Representatives and the Parent instructing the Escrow Agent to release the Agreed Amount (or, if lesser, the amount remaining in the Escrow Amount) to the Parent), or (3) dispute that the Parent is entitled to receive any of the Claimed Amount.

          8.6     Dispute Resolution. During the thirty (30) day period following the delivery of a Response that reflects a Dispute, the Parent and the Stockholder Representatives shall attempt in good faith to resolve the Dispute. If, at the end of the thirty (30) day period, the Parent and the Stockholder Representatives have not resolved such Dispute, the Parent and the Stockholder Representatives shall refer the Dispute for determination to the Accountants (selected in accordance with Section 1.6(d)(iii)) who shall act as experts, not as arbitrators, and the parties will be reasonably available and work diligently to facilitate the Accountants to render a determination within a twenty (20) day period immediately following the referral to them. A determination by the Accountants with respect to any item of Dispute submitted to them will be binding on the Parent and the Constituents. The fees and expenses of the Accountants shall be borne equally by the Constituents on the one hand and the Parent on the other hand.

          8.7     Limitations. The Constituents shall have no right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements. Any payments made to the Parent pursuant to this Article VIII shall be treated as an adjustment to the Aggregate Transaction Consideration for Tax purposes.

ARTICLE IX
TERMINATION

          9.1     Termination of Agreement. The Parties may terminate this Agreement prior to the Closing, as provided below:

                    (a)     the Parties may terminate this Agreement by mutual written consent;

                    (b)     the Parent may terminate this Agreement by giving written notice to the Company in the event the Company or any Constituent is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b) or (c) of Section 6.1 not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Parent to the Company of written notice of such breach;

                    (c)     the Company may terminate this Agreement by giving written notice to the Parent in the event the Parent or the Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b) and (c) of Section 6.2 not to be satisfied and (ii) is not cured within twenty (20) days following delivery by the Company to the Parent of written notice of such breach;

                    (d)     the Parent may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before November 15, 2008 by reason of the failure of any condition precedent under Section 6.1 (unless the failure results primarily from a breach by the Parent or the Merger Sub of any representation, warranty or covenant contained in this Agreement); or

                    (e)     the Company may terminate this Agreement by giving written notice to the Parent if the Closing shall not have occurred on or before November 15, 2008 by reason of the failure of any condition precedent under Section 6.2 (unless the failure results primarily from a breach by the Company or any Constituent of any representation, warranty or covenant contained in this Agreement).

          9.2     Effect of Termination. If any Party terminates this Agreement pursuant to Section 9.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided that each Party shall remain liable for any breach of this Agreement prior to its termination; and provided, further, that the provisions of Sections 5.8 and 5.10, and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article IX.

ARTICLE X
DEFINITIONS

          For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

          “AAA” shall have the meaning set forth in Section 1.7(f)(iii) of this Agreement.

          “Acceleration Event” shall mean the occurrence of any of the following events: (i) the consummation of a transaction that results in the sale or other disposition of all or a majority of the equity interests or assets of NextGen to a Person that is not an Affiliate of the Parent or (ii) NextGen is consolidated or merged with or into or acquired by another Person and NextGen is not the surviving entity in such transaction, or (iii) the events described in clauses (i) or (ii) occur with respect to Parent and either (A) the purchasing or surviving entity has a product of service offering that is competitive with that offered by the Surviving Corporation, or (B) the operations the Surviving Corporation are combined with a business division or subsidiary of the purchasing or surviving entity, as the case may be, so as to make the delineation of actual financial results for the Surviving Corporation impossible or unreasonably difficult to calculate.

          “Accountants” shall have the meaning set forth in Section 1.6(d)(iii) of this Agreement.

          “Accounting Policies” shall mean the cost accounting policies set forth in Exhibit E to this Agreement.

          “Acquired Person” shall mean any Person engaged in a business, line of business, or with a product substantially identical to the Business that is acquired by or otherwise combined with the Surviving Corporation or Parent or any other Affiliate of Parent which acquisition or combination occurs after the Closing, regardless of the form or such acquisition or combination (e.g., by stock purchase, merger, consolidation or otherwise).

          “Adjusted Aggregate Payment Amount” shall have the meaning set forth in Exhibit C to this Agreement.

          “Adjusted Company Shares Outstanding” shall have the meaning set forth in Exhibit C to this Agreement.

          “Adjusted Forecast” shall have the meaning set forth in Exhibit C to this Agreement.

          “Affiliate” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

          “Agreed Amount” shall mean part, but not all, of the Claimed Amount as mutually agreed to by (a) Indemnifying Party and Indemnified Party (for purposes of Article VII) or (b) by Parent and Stockholder Representatives (for purposes of Article VIII).

          “Aggregate Exercise Price” shall have the meaning set forth in Exhibit C to this Agreement.

          “Aggregate Transaction Consideration” shall mean the sum of (a) the Closing Amount, (b) any Closing Amount Adjustment payable to the Constituents in accordance with Section 1.6 hereof, (c) the First Earnout Period Payment, if any, (d) the Second Earnout Period Payment, if any, and (e) any amount released to the Constituents from the Escrow Amount, both previously paid and then currently payable as of the applicable Payment Date.

          “Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

          “AR Measuring Date” shall have the meaning set forth in Section 1.9(b)(ii) of this Agreement.

          “Bonus Pool” shall have the meaning set forth in Section 5.13 of this Agreement.

          “Business” shall mean the provision of revenue cycle management services as provided by the Company to physician groups and ambulatory care centers as of the Effective Time, consisting of outsourced billing management services, claims denial management, software sales, technology support services, account management services and data management and decision support information technology. As of the Effective Time, the Company conducts the following functions and activities in order to provide such services to healthcare providers: (i) comprehensive billing and fee collection; (ii) printing and mailing of claim forms and electronic submission of claims and printing and mailing of patient statements; (iii) posting of payments, management of adjustments and explanation of benefits reviews; (iv) designing and automating provider-specific sets of decision criteria to bill, correct and remedy, collect and monitor revenue cycle trends using rules-based analytics (including Denial Tracker, Resolution Manager and

Claim Arrange proprietary software applications); (v) re-selling third-party practice management software; (vi) training with regards to and support of, selected third-party software; (vii) client implementation and customer support; (viii) providing data analytics, application interfaces, and application hosting; and (ix) routine account manager client meetings and client performance reviews.

          “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the City of Baltimore, Maryland are required or authorized by law to be closed.

          “Cash” shall mean all cash and cash equivalents of the Company as of the Closing (including liquid debt instruments held as assets of the Company with maturities of three months or less), calculated in accordance with GAAP and the Accounting Policies.

          “CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

          “Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

          “Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

          “Closing” shall mean the closing of the series of transactions contemplated by this Agreement.

          “Closing Accounts Receivable” shall mean each and all accounts receivable of the Company as of the Closing Date, net of any reserves.

          “Closing Amount” shall mean nineteen million dollars ($19,000,000) consisting of:

(i) $16,250,000 in cash; and

(ii) $2,750,000 in Parent Shares.

The Closing Amount shall be (a) reduced or increased by the Estimated Net Debt Adjustment, if any, (b) reduced or increased by the Estimated Working Capital Adjustment, if any; and (c) less the $8,000,000 in cash amount into the Escrow Amount at Closing. The Parent Shares shall be valued using the Share Valuation Method.

          “Closing Amount Adjustment” shall have the meaning set forth in Section 1.6(c) of this Agreement.

          “Closing Date” shall have the meaning set forth in Section 1.2.

          “Closing Date Working Capital” shall mean, as of the Closing Date and giving effect to the consummation of the Merger, the excess of the Company’s total current assets (including accounts receivable and prepaid expenses but excluding Cash), minus total current liabilities (excluding the current portion of any Debt but including the Company Closing Expenses), determined in accordance with GAAP and the Accounting Policies, subject to such other adjustments as may be specifically set forth on Section 1.6(d)(i) of the Disclosure Schedule.

          “COBRA” shall have the meaning set forth in Section 2.2 l(f) of this Agreement.

          “Code” shall mean the Internal Revenue Code of 1986, as amended.

          “Company” shall have the meaning set forth in the first paragraph of this Agreement.

          “Company Certificate” shall mean a certificate to the effect that each of the conditions specified in of Section 6.1 of this Agreement is satisfied in all respects.

          “Company Closing Expenses” shall mean the expenses incurred by the Company in connection with the consummation of the series of transactions contemplated hereby, including, without limitation, transaction-related expenses of counsel and accountants (but not including regular audit fees), printing, filing, investment banking and financial advisory fees and commissions.

          “Company Intellectual Property” shall mean the Intellectual Property owned by the Company and used in connection with the Business.

          “Company Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (i) the business, assets, liabilities, capitalization, condition (financial or other), or results of operations of the Company or (ii) the ability of the Parent to operate the Business in the manner in which it is conducted at the time of Closing. For the avoidance of doubt, the Parties agree that the terms “material,” “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

          “Company Plan” shall mean any Employee Benefit Plan maintained, or contributed to, by the Company or any ERISA Affiliate.

          “Company Shares” shall mean the shares of common stock, $0.01 par value per share, of the Company.

          “Company Stock Plan” shall mean any stock option plan or other stock or equity-related plan of the Company.

          “Company Stockholders” shall mean the stockholders of record of the Company immediately prior to the Effective Time.

          “Constituents” shall mean each of:

(i) the Company Stockholders holding Company Shares (excluding Dissenting Shares), including those holders of Options who exercise their Options immediately prior to Closing; and

(ii) those holders whose Options are delivered to Parent for cancellation and who execute Option Termination Agreements in accordance with Section 1.3(b)(ii) hereof.

          “Customer Deliverables” shall mean the services that the Company or the Subsidiary (i) currently provides, or (ii) has provided within the previous five years.

          “Customer Termination” shall mean notice given by a customer to the Surviving Corporation that such customer is terminating its customer relationship with the Surviving Corporation.

          “Damages” shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages (but not incidental, consequential or punitive damages), fines, fees, penalties, interest obligations, deficiencies, losses and reasonable expenses (including amounts paid in settlement, interest, court costs, reasonable costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).

          “Debt” shall mean the sum of (a) all obligations of the Company for borrowed money, or with respect to deposits or advances of any kind to the Company, (b) all obligations of the Company evidenced by bonds, debentures, notes, preferred stock or similar instruments, (c) all obligations of the Company upon which interest charges are customarily paid, (d) all obligations of the Company under conditional sale or other title retention agreements relating to property purchased by the Company, (e) all obligations of the Company issued or assumed as the deferred purchase price of property or services (excluding obligations of the Company or creditors for raw materials, inventory, services and supplies incurred in the Ordinary Course of Business), (f) all capitalized lease obligations of the Company, (g) all obligations of others secured by any lien on property or assets owned or acquired by the Company, whether or not the obligations secured thereby have been assumed, (h) all obligations of the Company under interest rate or currency hedging transactions (valued at the termination value thereof), (i) all letters of credit issued for the account of the Company, and (j) all guarantees and arrangements having the economic effect of a guarantee by the Company of any indebtedness of any other person. For the purposes of clarification, Debt does not include accounts payable or other liabilities to the extent taken into account in calculating Closing Date Working Capital as contemplated under Section 1.6 of this Agreement.

          “Disclosure Schedule” shall mean the disclosure schedule provided by the Company to the Parent on the date hereof and accepted in writing by the Parent.

          “Dispute” shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

          “Dissenting Share Consideration” shall have the meaning set forth in Section 1.8(a) of this Agreement.

          “Dissenting Shares” shall mean Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal such Company Stockholder shall be entitled to demand and perfect in accordance with Section 3-202 of the MGCL following the Effective Time.

          “Earnout Certificate” shall have the meaning set forth in Section 1.7(e) of this Agreement.

          “Earnout Payment” shall have the meaning set forth in Section 1.7(b) of this Agreement.

          “Effective Time” shall mean the time at which the Surviving Corporation files the Maryland Articles of Merger with the Maryland State Department of Assessments and Taxation.

          “Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(3) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

          “Environmental Law” shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

          “Environmental Permits” shall mean all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

          “Escrow Account” shall mean the escrow account with Escrow Agent in which the Escrow Amount is deposited.

          “Escrow Agreement” shall mean an escrow agreement in substantially the form attached hereto as Exhibit F.

          “Escrow Agent” shall mean the escrow agent under the Escrow Agreement, which shall initially be US Bank, Los Angeles, California.

          “Escrow Amount” shall mean (a) cash of $8,000,000 and (b) the First Earnout Period Payment, when and if paid.

          “Escrow Fund” shall mean the fund established pursuant to the Escrow Agreement, including the amount paid by the Parent to the Escrow Agent at the Closing pursuant to Section 1.9 of this Agreement.

          “Estimated Net Debt” shall have the meaning set forth in Section 1.6(a)(ii) of this Agreement.

          “Estimated Net Debt Adjustment” shall have the meaning set forth in Section 1.6(a)(ii) of this Agreement.

          “Estimated Working Capital” shall have the meaning set forth in Section 1.6(b)(ii) of this Agreement.

          “Estimated Working Capital Adjustment” shall have the meaning set forth in Section 1.6(b)(ii) of this Agreement.

          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

          “Expected Claim Notice” shall mean a notice that, as a result of a Legal Proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VII.

          “Final Balance Sheet” shall have the meaning set forth in Section 1.6(d)(i) of this Agreement.

          “Final Revised Cumulative Price” shall have the meaning set forth in Exhibit C to this Agreement.

          “Financial Statements” shall mean:

                    (a)     the balance sheet and statement of income, change in stockholders’ equity and cash flows of the Company as of the end of and for the last fiscal year, which shall be audited by Stout, Causey & Horning, P.A. as the Company’s independent auditing firm; and

                    (b)     the unaudited balance sheets and unaudited statements of income, changes in stockholders’ equity and cash flows of the Company for the seven (7) months ended as of July 31, 2008; and

                    (c)     the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

          “First Alternative Condition” shall have the meaning set forth in Section 1.9(b)(i) of this Agreement.

          “First Condition” shall have the meaning set forth in Section 1.9(b)(i) of this Agreement.

          “First Earnout Period” shall have the meaning set forth in Section 1.7(a)(i) of this Agreement.

          “First Earnout Period Payment” shall have the meaning set forth in Section 1.7(a)(i) of this Agreement.

          “GAAP” shall mean generally accepted accounting principles in the United States of America applied on a consistent basis.

          “Governmental Entity” shall mean any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

          “Hazardous Materials” shall mean (a) petroleum and petroleum products, radioactive materials, asbestos-containing materials, mold, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance which is regulated by any Environmental Law.

          “Healthcare Laws” shall have the meaning set forth in Section 2.29 of this Agreement.

          “HIPAA” shall have the meaning set forth in Section 2.21(f) of this Agreement.

          “HIPAA Commitments” shall have the meaning set forth in Section 2.23(b) of this Agreement.

          “In-the-Money-Option” shall have the meaning set forth in Exhibit C to this Agreement.

          “Indemnified Party” shall mean a party entitled, or seeking to assert rights, to indemnification under Article VII.

          “Indemnifying Party” shall mean the party from whom indemnification is sought by the Indemnified Party.

          “Indemnifying Stockholders” shall have the meaning set forth in the first paragraph of this Agreement.

          “Information Statement” shall mean that certain Information Statement dated on or about the date of this Agreement furnished by the Company to the Constituents in connection with the special meeting of such Constituents.

          “Initial Cumulative Price” shall have the meaning set forth in Exhibit C to this Agreement.

          “Intellectual Property” shall mean all:

                    (a)     patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations;

                    (b)     trademarks, service marks, trade dress, Internet domain names, logos, trade names and corporate names and registrations and applications for registration thereof;

                    (c)     copyrightable works, copyrights and registrations and applications for registration thereof;

                    (d)     copyright, confidential information and trade secrets embodied in computer software and documentation;

                    (e)     inventions, trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information;

                    (f)     other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and

                    (g)     copies and tangible embodiments thereof.

          “Internal Systems” shall mean the internal computer systems of the Company that are used in its and in connection with business or operations, including computer hardware systems, software applications and embedded systems.

          “Key Employees” shall mean Don Good and Perry Snyder.

          “Knowledge” of the Company shall mean the knowledge of the Key Employees and officers of the Company, or information which any such individual should have known based on his primary or supervisory responsibility for the matter at issue with the Company after due inquiry. “Knowledge” of the Parent or the Merger Sub shall mean the knowledge of Steve Plochocki, Paul Holt, Patrick Cline and Timothy Eggena, or information which any such individual should have known based on his primary or supervisory responsibility for the matter at issue with the Parent or the Merger Sub after due inquiry.

          “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

          “Lease” shall mean any lease or sublease pursuant to which the Company leases or subleases from another party any real property.

          “Leased Real Property” means the real property leased by the Company as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

          “Legal Proceeding” shall mean any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator or mediator.

          “Maryland Articles of Merger” shall mean the articles of merger or other appropriate documents prepared and executed in accordance with Section 3-110 of the MGCL in form and substance reasonably satisfactory to the Parties.

          “Material Contract” shall have the meaning set forth in Section 2.14(a) of this Agreement.

          “Materials of Environmental Concern” shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

          “Maximum Allowable Closing Debt” shall have the meaning set forth in Section 1.6(a)(ii) of this Agreement.

          “Merger” shall mean the merger of the Company with and into the Merger Sub in accordance with the terms of this Agreement.

          “Merger Sub” shall have the meaning set forth in the first paragraph of this Agreement.

          “MGCL” shall have the meaning set forth in Section 1.1 of this Agreement.

          “Most Recent Balance Sheet” shall mean the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

          “Most Recent Balance Sheet Date” shall mean July 31, 2008.

          “Net Debt” shall mean Debt minus any Cash as of the Closing, subject to such other adjustments as may be specifically set forth on Section 1.6(d)(i) of the Disclosure Schedule.

          “NextGen” shall have the meaning set forth in the first paragraph of this Agreement.

          “Non-Executing Stockholders” shall mean those Constituents who are not also Indemnifying Stockholders.

          “Option” shall mean each option to purchase or acquire Company Shares.

          “Option Termination Agreements” shall have the meaning set forth in Section 1.3(b)(ii) of this Agreement.

          “Ordinary Course of Business” shall mean the ordinary course of business consistent with recent past custom and practice (within the past 24 months) (including with respect to frequency and amount).

          “Parent” shall have the meaning set forth in the first paragraph of this Agreement.

          “Parent Shares” shall mean shares of common stock of Quality Systems, Inc.

          “Parent Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 6.2 of this Agreement is satisfied in all respects.

          “Parent Material Adverse Effect” shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, condition (financial or other), or results of operations of the Parent. For the avoidance of doubt, the Parties agree that the terms “material,” “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Parent Material Adverse Effect.

          “Parties” or “Party” shall mean individually and collectively (as the case may be) the Parent, NextGen, the Merger Sub, the Company and the Indemnifying Stockholders.

          “Payment Date” shall have the meaning set forth in Section 1.5(a) of this Agreement.

          “Payment Information” shall have the meaning set forth in Section 1.9(e) of this Agreement.

          “Payment Information Certificate” shall have the meaning set forth in Section 1.9(e) of this Agreement.

          “Per Hour Rate” shall mean a director’s or employee’s (as applicable) annual total compensation (including salary and bonus) divided by 2,000 hours.

          “Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

          “Person” shall mean any natural person, corporation, limited liability company, general or limited partnership, proprietorship, other business, non-profit or charitable organization, trust, union, association (whether or not incorporated in any jurisdiction), or any court, arbitration tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

          “Post-Closing Net Income” shall mean the after-tax net income of the Surviving Corporation (assuming an income tax rate of 40%) after the Closing, but excluding any expenses which are also indemnifable Damages under Sections 1.6, Section 1.8, Article VII or Article VIII; provided, however, that with respect to clients and customers that are “Qualified Referrals” only 50% of the revenues and expenses (including revenues and expenses associated with NextGen EMR and/or PM licenses bundled into billing contracts) associated with such clients shall be included in the calculation of “Post-Closing Net Income.” For purposes hereof, Qualified Referrals shall mean clients and customers of Surviving Corporation referred to Surviving Corporation by NextGen who have expressed an interest in, and are financially capable of contracting for, revenue cycle management services. For purposes of clarity, any payments of the Bonus Pool shall be an expense to the Surviving Corporation for purposes of calculating “Post-Closing Net Income.”

          “Pro Rata Share” of any particular Indemnifying Stockholder shall mean the total number of shares of Company Shares owned by such Indemnifying Stockholder (calculated to include the Company Shares that would be owned by such Indemnifying Stockholder as a result of the exercise of any Option) divided by the total number of Company Shares owned by all of the Constituents (calculated to include the Company Shares that would be owned by such Constituents as a result of the exercise of any Option).

          “Reasonable Best Efforts” shall mean best efforts, to the extent commercially reasonable.

          “Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing, appearing and the like into or upon any land, building, surface, subsurface or water or air or otherwise entering into the Environment.

          “Releasees” shall have the meaning set forth in Section 1.12(a) of this Agreement.

          “Requisite Stockholder Approval” shall mean the adoption of this Agreement and the approval of the Merger by a two-thirds vote of all the holders of Company Shares entitled to vote on this Agreement and the Merger as set forth in Section 3-105(e) of the MGCL.

          “Response” shall mean a written response containing the information provided for in Section 7.3(e) or Section 8.5(b)(v), as applicable.

          “Revised Cumulative Price” shall have the meaning set forth in Exhibit C to this Agreement.

          “Rule” shall mean any constitution or statute or law or any judgment, decree, injunction, order, ruling, ordinance or final regulation or rule of any Governmental Entity, including, without limitation, those relating to disclosure, usury, equal credit opportunity, equal employment, environment, employee safety and health, fair credit reporting and anti-competitive activities.

          “Securities Act” shall mean the Securities Act of 1933, as amended.

          “Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, (iii) liens for taxes not yet due and payable, and (iv) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company.

          “Second Alternative Condition” shall have the meaning set forth in Section 1.9(b)(i) of this Agreement.

          “Second Earnout Period” shall have the meaning set forth in Section 1.7(a)(ii) of this Agreement.

          “Second Earnout Period Payment” shall have the meaning set forth in Section 1.7(a)(ii) of this Agreement.

          “Second Earnout Threshold” shall have the meaning set forth in Section 1.7(a)(ii) of this Agreement.

          “SFAS” shall mean Statement of Financial Accounting Standards.

          “Share Valuation Method” shall mean the valuation of the Parent Shares based upon the average closing price of Parent’s common stock as reported by the Nasdaq Global Select Market over the 45 trading days ending on the trading day immediately prior to the Closing Date.

          “Significant Person” shall mean a Person listed in Section 2.24 of the Disclosure Schedule.

          “Software” shall mean any of the software (including the documentation thereto) owned by the Company and any software included with any of the Company’s products and/or services or the Internal Systems.

          “Stockholder Representatives” shall have the meaning set forth in Section 1.14(a) of this Agreement.

          “Stockholder Transmittal Letter” shall have the meaning set forth in Section 1.3(b)(i) this Agreement.

          “Surviving Corporation” shall mean the Company following the Closing, as the surviving corporation in the Merger.

          “Target Net Debt” shall have the meaning set forth in Section 1.6(a)(i) of this Agreement.

          “Target Region” shall have the meaning set forth in Section 1.7(g)(ii) of this Agreement.

          “Target Working Capital” shall have the meaning set forth in Section 1.6(b)(i) of this Agreement.

          “Taxes” (including with correlative meaning “Tax” and “Taxable”) shall mean (a) any and all taxes, and any and all other charges, fees, levies, duties, deficiencies, customs or other similar assessments or liabilities in the nature of a tax, including without limitation any income, gross receipts, ad valorem, net worth, premium, value-added, alternative or add-on minimum, excise, severance, stamp, occupation, windfall profits, real property, personal property, assets, sales, use, capital stock, capital gains, documentary, recapture, transfer, transfer gains, estimated, withholding, employment, unemployment insurance, unemployment compensation, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, gains, franchise and other taxes imposed by any federal, state, local, or foreign Governmental Entity, (b) any interest, fines, penalties, assessments, or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph or any contest or dispute thereof, and (c) any items described in this paragraph that are attributable to another person but that the Company is liable to pay by law, by contract, or otherwise.

          “Tax Returns” shall mean any and all reports, returns, declarations, statements, forms, or other information required to be supplied to a Governmental Entity or to any individual or entity in connection with Taxes and any associated schedules, attachments, work papers or other information provided in connection with such items, including any amendments, thereof.

          “Third Party Action” shall mean any suit or proceeding by a person or entity other than a Party for which indemnification may be sought by a Party under Article VII.

          “Total Share” of any particular Indemnifying Stockholder shall mean the total number of shares of Company Shares owned by such Indemnifying Stockholder (calculated to include the Company Shares that would be owned by such Indemnifying Stockholder as a result of the exercise of any Option) divided by the total number of Company Shares owned by all of the Indemnifying Stockholders (calculated to include the Company Shares that would be owned by such Indemnifying Stockholders as a result of the exercise of any Option).

          “Trading Partners” shall have the meaning set forth in Section 2.29(c) of this Agreement.

          “Warrant” shall mean each warrant or other contractual right to purchase or acquire Company Shares, provided that Options shall not be considered Warrants.

ARTICLE XI
MISCELLANEOUS

          11.1     Press Releases; Announcements; Confidentiality. The Parties have agreed to the form of press release to be issued promptly after the Closing. The Company agrees that it shall not issue any other press release or public announcement or make any statement to third parties relating to the subject matter of this Agreement (including disclosure of any terms of this Agreement) without the prior written approval of the Parent.

          11.2     No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

          11.3     Entire Agreement. This Agreement (including the documents referred to herein), constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes any prior or contemporaneous understandings, agreements or representations by or among the Parties, written or oral, express or implied, which may have related to the subject matter hereof in any way.

          11.4     Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein, the Constituents, and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties. QSI may assign to affiliated parties as they exist now or in the future.

          11.5     Counterparts and Facsimile Signature. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which together shall be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement and signature pages thereof for all purposes.

          11.6     Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          11.7     Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company and the Indemnifying Stockholders:	Copy to (which shall not constitute notice):

Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street
Perry Snyder	Suite 1500
2405 Velvet Ridge Dr.	Baltimore, MD 21202
Owings Mills, MD 21117	Attn: William M. Davidow, Esq.
Telecopy: (443) 933-4292	Telecopy: (410) 223-4367
Telephone: (717) 993-3882	Telephone: (410) 347-8767

And

Don Good
16 Heritage Farm Dr
New Freedom, PA 17349
Telecopy: (443) 933-4304
Telephone: (410) 363-4899

If to the Merger Sub or the Parent:	Copy to (which shall not constitute notice):

Quality Systems, Inc.	Rutan & Tucker, LLP
18111 Von Karman Avenue,	611 Anton Boulevard, 14th Floor
Suite 600	Costa Mesa, California 92626
Irvine, California 92612	Attn: Thomas J. Crane
Attn: Chief Executive Officer	Telecopy (714) 546-9035
Telecopy: (949) 255-2610	Telephone: (714) 641-5100
Telephone: (949) 255-2600

          Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy or ordinary mail) other than electronic mail, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

          11.8     Governing Law; Consent to Jurisdiction and Venue.

                      (a)     This Agreement shall be governed by and construed in accordance with the MGCL, and as to all other matters (including the validity and applicability of the arbitration provisions of this Agreement, the enforcement of any arbitral award made hereunder and any other questions of arbitration law or procedure arising hereunder) shall be governed by and construed in accordance with the internal laws of the State of Maryland without giving effect to any choice or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Maryland.

                       (b)     Subject to Section 1.7(f) hereof, which the Parties intend to be the sole and exclusive remedy with respect to disputes concerning Earnout Payments, all actions and proceedings arising out of or relating to this Agreement will be heard and determined in a Maryland court or a federal court sitting in Baltimore, Maryland, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The Parties hereby consent to service of process by mail (in accordance with Section 11.7) or any other manner permitted by law.

          11.9      Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

          11.10     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

          11.11     Construction.

                        (a)     The language used throughout this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

                        (b)     All terms and words used in this Agreement, regardless of whether singular or plural, or the gender in which they are used, shall be deemed to include any other number and any other gender as the context may require.

                        (c)     Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

                        (d)     Any reference herein to “including” shall be interpreted as “including without limitation”.

                         (e)     Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

          11.12      Attorneys’ Fees. In the event of any litigation or arbitration proceeding arising out of any disputes under this Agreement, the prevailing party shall be entitled to recover their costs and expenses including, without limitation, reasonable attorneys’ fees. In the event the dispute is regarding an amount or number, the term “prevailing party” as used in the immediately preceding sentence shall be deemed to mean the party whose claimed number or amount at the outset of such litigation or arbitration is nearest in value to the number of amount as finally determined by the court in the event of litigation (after the exhaustion, expiration or termination of all parties’ right to appeal) or by the arbitrator in the event of arbitration.

[Signature page follows]

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written,

QUALITY SYSTEMS, INC.

By:

Name:	STEVEN PLOCHOCKI

Title:	CEO

NEXTGEN HEALTHCARE INFORMATION SYSTEMS, INC

By:

Name:	PATRICK CLINE

Title:	PRESIDENT

RUTH MERGER SUB, INC.

By:

Name:	PATRICK CLINE

Title:	PRESIDENT

PRACTICE MANAGEMENT PARTNERS, INC.

By:

Name:

Title:

INDEMNIFYING STOCKHOLDERS:

PERRY SNYDER

DONALD GOOD

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written,

QUALITY SYSTEMS, INC.

By:

Name:

Title:

NEXTGEN HEALTHCARE INFORMATION SYSTEMS, INC

By:

Name:	PATRICK CLINE

Title:	PRESIDENT

RUTH MERGER SUB, INC.

By:

Name:	PATRICK CLINE

Title:	PRESIDENT

PRACTICE MANAGEMENT PARTNERS, INC.

By:

Name:	DONALD S. GOOD

Title:	PRESIDENT

INDEMNIFYING STOCKHOLDERS:

PERRY SNYDER

DONALD GOOD